

082-04478



RECEIVED

2010 JUN 15 P 12:08

June 3, 2010

10015882



Mr. Paul Dudek
S.E.C. - International Corporate Finance
Stop 3628
100 F Street NE
Washington DC 20549
USA

SUPPL

Dear Mr. Dudek:

Attached please find the latest Q2 2010 release from Canadian Western Bank dated June 3, 2010 for filing as required by Rule 12g3-2(b):

Yours truly,
CANADIAN WESTERN BANK

Allen Stephen, CA
Senior AVP, Finance

Enclosure



Suite 3000, 10303 Jasper Avenue, Edmonton, AB T5J 3X6 Tel 780.423.8888 Fax 780.423.8897 www.cwbank.com


CANADIAN
WESTERN BANK
GROUP
CWB

NEWS RELEASE

CWB reports very strong second quarter financial performance

6% quarterly loan growth, including the acquisition of National Leasing Group Inc.

Dividends declared on common and preferred shares

Edmonton, June 3, 2010 – Canadian Western Bank (TSX: CWB) today announced very strong financial performance marking the Bank's 88th consecutive profitable quarter, a period spanning 22 years. Second quarter net income of $37.9 million increased 76% compared to the same quarter last year while diluted earnings per common share increased 57% to $0.47. Significantly higher second quarter earnings mainly reflect an 83 basis point improvement in net interest margin, on a taxable equivalent basis (teb – see definition following Financial Highlights table), compared to the same period in 2009 when this measure dropped to an unprecedented low due to impacts from the global financial crisis. On a year-to-date basis, the combined positive impact of a 70 basis point improvement in net interest margin (teb), a 27% increase in other income and 9% loan growth led to increases in net income and diluted earnings per common share of 65% and 41%, respectively.

Second Quarter Highlights:

(three months ended April 30, 2010 compared with three months ended April 30, 2009 unless otherwise noted)

- Net income of $37.9 million, up 76%.
- Diluted earnings per common share of $0.47, up 57%.
- Record quarterly total revenues (teb) of $111.0 million, up 47%.
- Net interest margin (teb) of 2.76%, up 83 basis points.
- Tier 1 capital ratio of 11.4% and total capital ratio of 14.5%, compared to 11.0% and 15.2% respectively a year earlier.
- Return on common shareholders' equity of 16.3%, up 530 basis points.
- Surpassed $12 billion in total assets.
- Record net income for Canadian Direct Insurance.
- Completed the acquisition of National Leasing Group Inc. (National Leasing).

On June 2, 2010, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on July 2, 2010 to shareholders of record on June 17, 2010. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on July 31, 2010 to shareholders of record on July 22, 2010.

The banking and trust segment, which includes a full three months of performance from newly acquired National Leasing, reported net income of $34.5 million, up 78% compared to the same quarter last year. A significant improvement in net interest margin, including the favourable margin impact from National Leasing, a 38% increase in other income and 9% loan growth helped push this segment's total revenues (teb) up 49% to reach a record $103.4 million. Quarterly net income from insurance operations was a record $3.4 million, up from $2.2 million compared to a year earlier reflecting lower claims experience and continued business growth.

"These very strong results represent a continuation of our exceptional performance last quarter," said Larry Pollock, President and CEO of CWB. Our businesses are performing better than we expected at the onset of fiscal 2010. Although we expect earnings growth to moderate for the remaining two quarters, it's shaping up to be a great year for CWB. We are confident our commitment to building strong customer relationships and focus on sustainable, profitable growth will continue to payoff for both our clients and shareholders."

"National Leasing's opening quarter as part of CWB Group exceeded our expectations and included a bottom line contribution of $3.9 million, or about $0.05 per diluted common share," continued Pollock. "The acquisition has us on track to meet the Bank's fiscal 2010 target for double-digit loan growth and also materially benefited our second quarter net interest margin, which we believe will stabilize from this point. Our overall pipeline for new loans picked up compared to what we've seen over the past couple of quarters and we are optimistic about recent economic indicators in our markets."

Financial Highlights

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2010	 January 31 2010	 April 30 2009	Change from April 30 2009	For the six months ended April 30 2010	 April 30 2009	Change from April 30 2009
Results of Operations							
Net interest income (teb - see below)	$ **80,132**	$ 74,306	$ 52,812	52 %	$ **154,438**	$ 107,408	44 %
Less teb adjustment	**2,662**	2,563	1,675	59	**5,225**	3,261	60
Net interest income per financial statements	**77,470**	71,743	51,137	51	**149,213**	104,147	43
Other income	**30,840**	26,366	22,570	37	**57,206**	44,921	27
Total revenues (teb)	**110,972**	100,672	75,382	47	**211,644**	152,329	39
Total revenues	**108,310**	98,109	73,707	47	**206,419**	149,068	38
Net income	**37,884**	40,035	21,580	76	**77,919**	47,199	65
Earnings per common share							
Basic[1]	**0.52**	0.57	0.30	73	**1.08**	0.70	54
Diluted[2]	**0.47**	0.52	0.30	57	**0.99**	0.70	41
Diluted cash[3]	**0.48**	0.52	0.30	60	**1.00**	0.71	41
Return on common shareholders' equity[4]	**16.3 %**	18.0 %	11.0 %	530	**17.1 %**	12.9 %	420 bp[5]
Return on assets[6]	**1.17**	1.25	0.70	47	**1.21**	0.82	39
Efficiency ratio[7] (teb)	**45.0**	40.0	53.1	(810)	**42.6**	50.2	(760)
Efficiency ratio	**46.1**	41.0	54.3	(820)	**43.7**	51.3	(760)
Net interest margin (teb)[8]	**2.76**	2.56	1.93	83	**2.66**	1.96	70
Net interest margin	**2.67**	2.47	1.87	80	**2.57**	1.90	67
Provision for credit losses as a percentage of average loans	**0.23**	0.16	0.15	8	**0.19**	0.15	5
Per Common Share							
Cash dividends	$ **0.11**	$ 0.11	$ 0.11	- %	$ **0.22**	$ 0.22	- %
Book value	**13.08**	12.67	11.42	15	**13.08**	11.42	15
Closing market value	**23.99**	20.56	13.35	80	**23.99**	13.35	80
Common shares outstanding (thousands)	**66,309**	63,977	63,589	4	**66,309**	63,589	4
Balance Sheet and Off-Balance Sheet Summary							
Assets	$ **12,004,281**	$ 11,641,634	$ 11,450,625	5 %			
Loans	**9,866,669**	9,282,180	9,041,518	9			
Deposits	**10,185,043**	10,003,921	9,713,334	5			
Subordinated debentures	**315,000**	315,000	375,000	(16)			
Shareholders' equity	**1,077,111**	1,020,642	935,753	15			
Assets under administration	**8,223,274**	5,461,921	4,472,060	84			
Assets under management	**779,721**	880,786	816,600	(5)			
Capital Adequacy[9]							
Tangible common equity to risk-weighted assets[10]	**8.4 %**	8.4 %	7.6 %	80			
Tier 1 ratio	**11.4**	11.6	11.0	40			
Total ratio	**14.5**	15.1	15.2	(70)			

(1) Basic earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding.
(2) Diluted earnings per share is calculated as net income less preferred share dividends divided by the average number of common shares outstanding adjusted for the dilutive effects of stock options and warrants.
(3) Diluted cash earnings per share is diluted earnings per common share excluding the after-tax amortization of acquisition-related intangible assets.
(4) Return on common shareholders' equity is calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
(5) bp – basis point change.
(6) Return on assets is calculated as annualized net income after preferred share dividends divided by average total assets.
(7) Efficiency ratio is calculated as non-interest expenses divided by total revenues.
(8) Net interest margin is calculated as annualized net interest income divided by average total assets.
(9) Capital adequacy is calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI).
(10) Tangible common equity to risk-weighted assets is calculated as shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by OSFI.

Taxable Equivalent Basis (teb)
Most banks analyze revenues on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this quarterly report to shareholders.

Non-GAAP Measures
Taxable equivalent basis, diluted cash earnings per common share, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, provision for credit losses as a percentage of average loans and tangible common equity to risk-weighted assets do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions.

Canadian Western Bank (CWB or the Bank) is pleased to report very strong financial performance for its 88th consecutive profitable quarter, a period spanning 22 years. Highlights for the second quarter included CWB's acquisition of National Leasing Group Inc. (National Leasing) effective February 1, 2010, which helped total assets surpass the $12 billion milestone.

Second quarter net income of $37.9 million was up 76% ($16.3 million) compared to a year earlier, while diluted earnings per common share increased 57% ($0.17) to $0.47. Lower percentage growth for diluted earnings per common share compared to net income mainly reflects the dilution from CWB's warrants and 2.1 million of additional CWB common shares issued as partial consideration for the acquisition of National Leasing. The quarterly net interest margin was up significantly over the unprecedented low reported in the second quarter last year and was the primary factor influencing earnings growth. Including the positive impact of the considerably higher yield earned on National Leasing's loan portfolio, the net interest margin was also above CWB's historical average levels. Record total revenues (teb) of $111.0 million represent a 47% ($35.6 million) increase reflecting the significant improvement in margin, 37% higher other income and the positive impact of loan growth.

Compared to the prior quarter, net income and diluted earnings per common share decreased 5% and 10%, respectively, as the combined positive impact of strong asset growth, an improved net interest margin and increased other income were more than offset by higher non-interest expenses, three fewer revenue earning days and the provision for credit losses. On a year-to-date basis, net income of $77.9 million was up 65% compared to the same period last year while diluted earnings per common share increased 41% to $0.99. Exceptional year-to-date earnings growth was mainly driven by the significant year-over-year improvement in net interest margin.

The Bank's Tier 1 and total capital ratios at April 30, 2010 remained very strong at 11.4% and 14.5%, respectively. The impact on capital adequacy ratios from the acquisition of National Leasing was largely offset by additional CWB common shares issued and the ongoing retention of earnings.

Return on common shareholders' equity of 16.3% was up 530 basis points compared to the same quarter last year, but down 170 basis points from the prior quarter. Quarterly return on assets of 1.17% represented a 47 basis point improvement from a year earlier and an eight basis point decline compared to last quarter. Compared to the second quarter last year, profitability ratios benefited from the recovery of net interest margin, increased other income and loan growth, partially offset by higher non-interest expenses and the provision for credit losses related to National Leasing's business. The decline in profitability ratios compared to the prior quarter reflects the factors already noted.

Acquisition of National Leasing

On February 1, 2010, CWB completed its previously announced strategic acquisition of 100% of the common shares of National Leasing for a total cost of $126.5 million. In business for over thirty years, National Leasing is a recognized leader in small and mid-size commercial equipment leases for a broad range of industries. With representation across Canada, there are currently over 58,000 active leases that immediately enhance the Bank's product and geographic diversification. We believe funding synergies and new growth opportunities related to the acquisition have potential to significantly increase both net interest income and non-interest income over time. National Leasing is expected to be accretive to the Bank's diluted earnings per common share in the current fiscal year, as demonstrated by the second quarter results.

Dividends

On June 2, 2010, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on July 2, 2010 to shareholders of record on June 17, 2010. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on July 31, 2010 to shareholders of record on July 22, 2010.

Loan Growth

Total loans grew 6% ($584 million) in the quarter, 7% ($630 million) year-to-date and 9% ($825 million) over the last twelve months including $376 million of on-balance sheet loans at April 30, 2010 from the acquisition of National Leasing. Organic loan growth continued to reflect the realities of moderated economic activity and was further constrained by expected and unexpected repayments on existing accounts, particularly in the equipment financing and real estate construction portfolios. While there are still recession-related challenges across almost all lending areas, the pipeline for new loans has picked up

considerably since last quarter. Based on what we see today, and including the growth contribution from National Leasing, we expect to achieve our 2010 target for double-digit loan growth.

Credit Quality

The level of gross impaired loans continues to fluctuate as we progress along the bottom of the current credit cycle. Overall credit quality remains satisfactory considering ongoing economic factors and the impact of a few large accounts. The dollar level of gross impaired loans was $167.2 million, compared to $146.4 million last quarter. Impaired loan formations of $55.6 million were partially offset by $26.2 million of impaired accounts that were paid down or resolved during the quarter. The net difference in the dollar amount of impaired loans compared to the prior quarter was magnified by the impact of a single account connection. A specific provision for credit losses for this account connection of $7.3 million was made in the quarter and led to a decrease in the general allowance. Based on our present view of credit quality, we believe gross impaired loans will peak within the current fiscal year and actual loan losses are expected to remain within acceptable levels. The quarterly provision for credit losses of $5.5 million represented 23 basis points of average loans and includes a $1.8 million provision for National Leasing. Excluding the impact of National Leasing, the provision for credit losses was 16 basis points of average loans, within our target range of 15 to 20 basis points. On a consolidated basis, we now expect the provision for credit losses for fiscal 2010 will represent 20 to 25 basis points of average loans.

Branch Deposit Growth

Deposits raised through our branch network and trust companies were up 2% in the quarter, 2% year-to-date and 14% compared to a year earlier. The demand and notice component within branch-raised deposits, which include lower cost deposits, grew 9% in the quarter, 11% year-to-date and 40% over the past year. The significant growth in demand and notice deposits is consistent with our strategies to further enhance and diversify the Bank's funding sources. Growth also reflects the ongoing success of Canadian Western Trust Company in generating new deposits through its fiduciary business. In addition to the benefits of diversification, our success in shifting the deposit mix toward demand and notice deposits provides an improved funding base to enhance our competitive position and further support net interest margin.

Net Interest Margin

Net interest margin recovered significantly from the trough level experienced in the same quarter last year. Lower deposit costs, more favourable yields on fixed rate loans, the mix of interest-earning assets including lower liquidity, and loan prepayment fees all contributed to an 83 basis point increase in the second quarter net interest margin (teb) to 2.76%. Net interest margin (teb) was up 20 basis points over the prior quarter mainly reflecting the considerably higher yields earned on National Leasing's fixed rate loans. The year-to-date net interest margin (teb) of 2.66% is more typical of spreads achieved prior to the global financial crisis. Increased competition and other factors suggest that further material improvements in margin over that achieved in the second quarter are unlikely.

Trust and Wealth Management

Our trust and wealth management businesses continue to provide opportunities for earnings growth, geographic expansion, income diversification and brand awareness. Canadian Western Trust Company, which includes our Optimum Mortgage business, continued to post very strong financial performance with results tracking ahead of our expectations. Valiant Trust Company is realizing the benefits of increased capital markets activity and continues to grow its client base. We anticipate good opportunities to enhance our presence in wealth management services through both organic growth and acquisitions.

Insurance

Canadian Direct Insurance Incorporated (Canadian Direct) reported a second consecutive record quarter with net income of $3.4 million. Strong results reflect lower claims experience and good growth in policies outstanding of 6% from a year ago. Profitability in the current period was most significant in the auto lines of business.

Outlook

CWB reported excellent second quarter and year-to-date results, and we expect to deliver continued strong performance for the balance of fiscal 2010. Results in the current quarter include the initial contribution from National Leasing and the addition of this business puts us on track to meet our 2010 loan growth target of 10%. While the achievement of double-digit organic loan growth will remain challenging until we enter a period of sustained economic growth, our dedicated team is taking a proactive approach to

generating new business. We remain very confident about the benefits of our proven business plan and core geographic position in Western Canada, particularly once the economic recovery takes further hold. We expect gross impaired loans will continue to fluctuate, but our underwriting practices, solid balance sheet and strong capital base ensure we are very well positioned to manage through any ongoing challenges. One of our key objectives is to create ongoing value and growth for CWB shareholders and we continue to evaluate opportunities in this regard, including further acquisitions.

We look forward to reporting our fiscal 2010 third quarter results on September 2, 2010.

Q2 Results Conference Call

CWB's second quarter results conference call is scheduled for Thursday, June 3, 2010 at **3:00 p.m. ET (1:00 p.m. MT)**. The Bank's executives will comment on financial results and respond to questions from analysts and institutional investors.

The conference call may be accessed on a listen-only basis by dialing 647-427-7450 or toll-free 1-888-231-8191. The call will also be webcast live on the Bank's website, www.cwbankgroup.com. The webcast will be archived on the Bank's website for 60 days.

A replay of the conference call will be available until June 17, 2010 by dialing 416-849-0833 (Toronto) or 1-800-642-1687 (toll-free) and entering passcode 71761482.

About Canadian Western Bank Group

Canadian Western Bank offers a full range of business and personal banking services across the four western provinces and is the largest Canadian owned bank headquartered in Western Canada. The Bank, along with its operating subsidiaries, Canadian Western Trust Company, Valiant Trust Company, Canadian Direct Insurance Incorporated, National Leasing Group Inc., Adroit Investment Management Ltd. and Canadian Western Financial Ltd., collectively offer a diversified range of financial services across Canada and are together known as the Canadian Western Bank Group. The common shares of Canadian Western Bank are listed on the Toronto Stock Exchange under the trading symbol 'CWB'. The Bank's Series 3 preferred shares and common share purchase warrants trade on the Toronto Stock Exchange under the trading symbols 'CWB.PR.A' and 'CWB.WT' respectively. Refer to www.cwbankgroup.com for additional information.

FOR FURTHER INFORMATION CONTACT:

Larry M. Pollock
President and Chief Executive Officer
Canadian Western Bank
Phone: (780) 423-8888

Kirby Hill, CFA
Director, Investor and Public Relations
Canadian Western Bank
Phone: (780) 441-3770
E-mail: kirby.hill@cwbank.com

This management's discussion and analysis (MD&A) should be read in conjunction with Canadian Western Bank's (CWB or the Bank) unaudited interim consolidated financial statements for the period ended April 30, 2010, as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2009, available on SEDAR at www.sedar.com and the Bank's website at www.cwbankgroup.com. Except as discussed below, the factors discussed and referred to in the MD&A for fiscal 2009 remain substantially unchanged.

Overview

CWB recorded very strong second quarter results reflecting excellent financial performance from both business segments. Consolidated net income increased 76% ($16.3 million) over the same quarter last year to $37.9 million. Second quarter diluted earnings per common share was $0.47 ($0.52 basic), up 57% over the prior year. Lower percentage growth for diluted earnings per common share compared to net income mainly reflects the dilution from CWB's warrants and 2.1 million additional CWB common shares issued as partial consideration for the acquisition of National Leasing.

Net income from the banking and trust segment of $34.5 million was up 78% ($15.1 million) compared to the second quarter last year, a period that marked an unprecedented low for CWB's net interest margin. Positive revenue contributions from a significant improvement in net interest margin, 38% ($6.8 million) higher other income and 9% ($825 million) loan growth more than offset the impact of 26% ($9.7 million) higher non-interest expenses and a $2.1 million increase in the quarterly provision for credit losses. Second quarter banking and trust segment performance includes results from the acquisition of National Leasing Group Inc. (National Leasing), completed on February 1, 2010. Comparatively higher yields earned on National Leasing's portfolio positively impacted the Bank's net interest margin, but the earnings benefit of this higher spread is partially offset by an increased provision for credit losses. Total loan growth in the past twelve months was $825 million including National Leasing's on-balance sheet loans at April 30, 2010 of $376 million. The insurance segment posted record quarterly net income of $3.4 million, up $1.2 million from a year earlier. Strong insurance results mainly reflect favourable claims experience and continued business growth.

Compared to the previous quarter, consolidated net income was down 5% ($2.2 million) as the revenue contribution from National Leasing was offset by higher non-interest expenses, three fewer revenue earning days, $2.4 million lower gains on sale of securities and an increased provision for credit losses. Quarterly diluted earnings per common share decreased 10% ($0.05) reflecting the factors already noted. Consolidated year-to-date net income of $77.9 million was up 65% ($30.7 million) compared to the same period in 2009, while diluted earnings per common share increased 41% to $0.99 ($1.08 basic). The significant year-to-date improvement reflects comparatively strong results across almost all metrics, most notably net interest margin.

Second quarter return on common shareholders' equity was 16.3%, a significant increase from 11.0% a year earlier. Quarterly return on assets was 1.17%, up from 0.70% last year. On a year-to-date basis, return on common shareholders' equity was 17.1%, up from 12.9% in 2009. Return on assets through the first six months was 1.21%, compared to 0.82% last year. Compared to the same period in 2009, higher profitability ratios were mainly driven by very strong growth in net interest income due to the improvement in net interest margin and strong other income, partially offset by increased non-interest expenses and the impact of CWB's preferred unit offerings completed in March 2009.

Total Revenues (teb)

Total revenues, on a taxable equivalent basis (teb – see definition following Financial Highlights table), comprising both net interest income and other income, reached a record $111.0 million for the quarter, up 47% ($35.6 million) compared to a year earlier. Quarterly total revenues reflect the positive impact of a significant improvement in net interest margin and a 37% ($8.3 million) increase in other income. Compared to last quarter, net interest income increased $5.8 million despite three fewer revenue earning days while other income was up $4.5 million. On a year-to-date basis, total revenues of $211.6 million increased 39% ($59.3 million) over the same period last year. Margin improvement and loan growth led to a $47.0 million increase in year-to-date net interest income while other income was up 27% ($12.3 million).

Net Interest Income (teb)

Quarterly net interest income of $80.1 million was up 52% ($27.3 million) compared to the same period last year driven by an 83 basis point improvement in net interest margin to 2.76% and 9% loan growth. The

improvement in net interest margin compared to the same quarter in 2009 reflects lower deposit costs, more favourable yields on fixed rate loans, the mix of interest-earning assets including lower liquidity, and increased loan prepayment fees. More favourable yields on fixed rate loans largely reflect the positive impact from National Leasing. In view of the current asset composition, interest rate environment, continued competitive influences and the positive impact from National Leasing, management believes the net interest margin should stabilize around the current level.

Net interest income was up 8% ($5.8 million) compared to the previous quarter reflecting a 20 basis point increase in net interest margin and 6% loan growth, including the loans of National Leasing. The improvement in net interest margin compared to the prior quarter was almost entirely attributed to comparatively higher yields earned on National Leasing's portfolio. On a year-to-date basis, net interest income increased 44% ($47.0 million) due to a 70 basis point improvement in net interest margin that was mainly due to the factors already noted.

Note 13 to the unaudited interim consolidated financial statements summarizes the Bank's exposure to interest rate risk as at April 30, 2010. The estimated sensitivity of net interest income to a change in interest rates is presented in the table below. The amounts represent the estimated change in net interest income over the time periods shown resulting from a one-percentage point change in interest rates. The estimates are based on a number of assumptions and factors, which include:

- a constant structure in the interest sensitive asset and liability portfolios;
- floor levels for various deposit liabilities;
- prime rate decreases limited to 0.25% due to the historical low levels of interest rates;
- interest rate changes affecting interest sensitive assets and liabilities by proportionally the same amount and applied at the appropriate re-pricing dates; and
- no early redemptions.

($ thousands)	**April 30 2010**	January 31 2010	April 30 2009 [1]
Impact of 1% increase in interest rates			
1 year	**$ 1,132**	$ (2,066)	$ 12,409
1 year percentage change	**0.4 %**	(0.8)%	5.6 %
Impact of 1% decrease in interest rates			
1 year	**$ 5,364**	$ 8,532	$ 10,473
1 year percentage change	**1.9 %**	3.2 %	4.8 %

(1) Methodology for the calculation of interest sensitivity at April 30, 2009 does not include a minimum interest rate level for certain deposit accounts that were included in the calculation.

As at April 30, 2010, a one-percentage point increase in interest rates would increase net interest income by 0.4% over the following twelve months; this compares to April 30, 2009 when a one-percentage point increase in interest rates would have increased net interest income by 5.6% over the following twelve months. During 2009, in order to more effectively manage interest rate sensitivity against falling interest rates, many prime-based loans were negotiated with a floor rate and a corresponding minimum interest rate level. Should the prime rate decrease further, the rate on these loans would remain fixed. However, when the prime rate increases, the rate on these loans only begins to go up once the floor rate is passed. In modeling the effects of a one-percentage point increase in interest rates, not all loans would increase by the full one-percentage point, whereas it is assumed that all liabilities increase by the full amount.

As at April 30, 2010, a one-percentage point decrease in interest rates would increase net interest income by 1.9% over the following twelve months; this compares to April 30, 2009 when a one-percentage point decrease in interest rates would have increased net interest income by 4.8% over the following twelve months. When modeling a one-percentage point decrease, the rates on prime-based loans with a negotiated floor rate do not decrease, whereas the remainder of prime-based loans decrease by only 0.25%. Due to the fact that many liabilities are subject to the full one-percentage point decrease, net interest income rises on a decrease in rates as at April 30, 2010.

Based on the interest rate gap position at April 30, 2010, it is estimated that a one-percentage point increase in all interest rates would decrease other comprehensive income by $12.1 million, net of tax (January 31, 2010 – $16.1 million); it is estimated that a one-percentage point decrease in all interest rates at April 30, 2010 would increase other comprehensive income by a similar amount.

It is management's intention to continue to manage the asset liability structure and interest rate sensitivity through pricing and product policies, as well as through the use of interest rate swaps or other appropriate hedging techniques.

Other Income

Second quarter other income of $30.8 million increased 37% ($8.3 million) from a year earlier reflecting growth across nearly all areas. The 'other' category within other income was up $3.3 million and included a $2.4 million change in fair value on National Leasing's interest rate swaps and $0.8 million of lease administration revenues. Credit related fee income was up 60% ($3.2 million). Quarterly net insurance revenues increased 32% ($1.3 million) reflecting favourable claims experience and 7% growth in net earned premiums. Trust and wealth management services revenues and retail services fee income increased 16% ($0.6 million) and 22% ($0.4 million), respectively. Gains on sale of securities of $4.1 million continued to provide a material source of other income, but were down from $6.6 million realized in the same quarter last year. Management expects gains on sale of securities to be considerably lower in future quarters. The $2.4 million positive change in fair value on National Leasing's interest rate swaps is not a sustainable source of revenue going forward as a large portion of this amount relates to the termination of existing swaps no longer required because of the availability of fixed-term funding generated through CWB.

Compared to the previous quarter, other income was up 17% ($4.5 million) as $3.3 million of 'other' other income, $1.9 million of securitization income from National Leasing (refer to Note 5 of the unaudited interim consolidated financial statements for further details on securitization) and a 17% ($1.2 million) increase in credit related fee income more than offset $2.4 million lower gains on sale of securities and the impact of three fewer revenue earning days. Other income year-to-date of $57.2 million increased 27% ($12.3 million) as strong results across CWB's core operations more than offset a $4.2 million decline in gains on sale of securities. National Leasing's revenue contributions, commencing in the second quarter, had a further positive impact on year-to-date other income.

Credit Quality

Overall credit quality remained satisfactory and within current expectations. The Bank's primary markets continue to be impacted by global economic factors, particularly as they relate to demand for commodities. Despite these challenges, management believes that Western Canada is positioned to benefit significantly once there is a sustained period of global economic growth.

(unaudited) ($ thousands)	For the three months ended **April 30 2010**	 January 31 2010	 April 30 2009	Change from April 30 2009
Gross impaired loans, beginning of period	**$ 146,402**	$ 137,944	$ 107,785	36%
New formations	**55,586**	45,745	29,478	89
Reductions, impaired accounts paid down or returned to performing status	**(26,229)**	(30,682)	(27,487)	(5)
Write-offs	**(8,530)**	(6,605)	(2,759)	209
Total[3]	**$ 167,229**	$ 146,402	$ 107,017	56%
Balance of the ten largest impaired accounts	**$ 97,037**	$ 79,513	$ 56,478	72%
Total number of accounts classified as impaired[4]	**211**	234	204	3
Total number of accounts classified as impaired under $1 million[4]	**182**	209	188	(3)
Gross impaired loans as a percentage of total loans[1]	**1.68 %**	1.57 %	1.17 %	51 bp[2]

(1) Total loans do not include an allocation for credit losses or deferred revenue and premiums.
(2) bp – basis point change.
(3) Gross impaired loans includes foreclosed assets held for sale with a carrying value of $695 (January 31, 2010 – $nil and April 30, 2009 – $3,505).
(4) Total number of accounts excludes National Leasing accounts.

Gross impaired loans at April 30, 2010 were $167.2 million, compared to $146.4 million last quarter and $107.0 million a year earlier. One large account connection with a balance of $30.7 million became impaired in the second quarter and represents the majority of the net increase in gross impaired loans from the prior period. The specific provision for credit losses related to this account connection was $7.3 million and led to a decrease in the general allowance for credit losses in the quarter. The foregoing account connection, plus two additional large accounts with a combined balance of $32.4 million that became impaired in the fourth quarter of fiscal 2009 together represent the majority of the net increase in gross impaired loans compared to a year earlier. The ten largest accounts classified as impaired, measured by dollars outstanding, represented approximately 58% of the total gross impaired loans at quarter end, and compared to 54% in the prior quarter and 53% a year earlier.

Gross impaired loans represented 1.68% of total loans at quarter end, compared to 1.57% last quarter and 1.17% one year ago. It is expected that the level of impaired loans will remain subject to considerable fluctuation until impacts from the current credit cycle subside. The dollar level of gross impaired loans goes up and down as loans become impaired and are subsequently resolved and does not directly reflect the dollar value of expected write-offs given the tangible security held against the Bank's lending positions. The Bank establishes its current estimates of expected write-offs through detailed analyses of both the overall quality and ultimate marketability of the security held against impaired accounts. Based on management's current view of credit quality, the dollar level of gross impaired loans should crest within the current fiscal year. Actual credit losses are expected to remain within acceptable levels through the latter stages of the credit cycle.

The fiscal 2010 target range for the provision for credit losses of 15 to 20 basis points of average loans does not consider the impact of National Leasing. Compared to the Bank's lending portfolio, the nature of National Leasing's business leads to a higher provision for credit losses measured as a percentage of loans. This circumstance is reflected by an increased provision in both the current quarter and looking forward. The second quarter provision for credit losses was 23 basis points of average loans, compared to 16 basis points excluding National Leasing. With the addition of National Leasing, the actual provision for credit losses for the year is likely to be in the range of 20 to 25 basis points of average loans.

The Bank's long-standing strategy with respect to managing the allowance for credit losses has been to maintain a consistent provision to cover both identified and unidentified losses. The purpose of the general allowance for credit losses is to mitigate the timing impact of unidentified losses in the portfolio. Results in the second quarter are consistent with management's expectations that the level of the general allowance will fluctuate as specific losses are recognized and subsequently written-off. Based on results from ongoing stress-testing of the portfolio under various credit scenarios, the adequacy of the general allowance for credit losses is deemed sufficient in consideration of management's current expectations for credit quality and the secured nature of the existing loan portfolio.

The total allowance for credit losses (general and specific) represented 46% of gross impaired loans at quarter end, compared to 50% last quarter and 70% one year ago. The total allowance for credit losses (general and specific) was $76.4 million at April 30, 2010 (including the $6.8 million allowance of National Leasing), compared to $72.6 million last quarter and $75.1 million a year earlier. The general allowance as a percentage of risk-weighted loans was 66 basis points, down from 70 basis points last quarter and 74 basis points one year ago.

Non-interest Expenses

Effective execution of CWB's strategic plan focused on profitable growth over the long-term will continue to require increased spending in certain areas. Significant expenditures relate to additional staff complement as well as expanded premises and technology upgrades. Spending in these areas is an integral part of the Bank's commitment to maximize shareholder value over the long-term and is expected to provide material benefits in future periods. In support of management's objective to enhance the Bank's market presence, two additional full-service banking branches are expected to open late in 2010.

Second quarter non-interest expenses of $50.0 million were up 25% ($10.0 million) compared to last year. Total salary and benefit costs increased $6.1 million, other expenses were $2.6 million higher and premises and equipment expenses were up $1.5 million. National Leasing comprised $6.7 million of the total increase in consolidated non-interest expenses, including $1.0 million of additional amortization of intangibles. Within non-interest expenses and excluding the impact of National Leasing, salary and benefit costs were up 8% ($2.2 million) with the increase attributed to increased staff complement and annual salary increments. Stock-based compensation charges were down slightly compared to a year earlier reflecting additional expense recognized in the second quarter last year for stock options forfeited by certain CWB management. Premises and equipment expenses excluding National Leasing were up $0.8 million in the aggregate over the same quarter last year while other expenses increased $0.4 million.

Compared to the prior quarter, non-interest expenses increased 24% ($9.7 million). Apart from the $6.7 million attributed to National Leasing, the increase was mainly due to higher salary and benefit costs, including $0.9 million of additional expense for restricted share units reflecting CWB's higher average share price in the quarter. Year-to-date non-interest expenses were 18% ($13.8 million) higher than the same period in 2009. Excluding National Leasing, year-to-date non-interest expenses increased 9% ($7.2

million) as higher salary and benefit costs reflecting increased staff complement and annual salary increments more than offset lower stock compensation expense this year. Other changes are consistent with the factors already discussed.

The second quarter efficiency ratio (teb), which measures non-interest expenses as a percentage of total revenues (teb), was 45.0%, compared to 53.1% last year and 40.0% in the previous quarter. The significant improvement compared to 2009 reflects the combined positive impact on total revenues from a strong recovery in net interest margin, increased other income including gains on sale of securities, and loan growth. Considering planned expenditures in conjunction with expectations for relatively stable margins, management expects CWB will be well within its 2010 target for the efficiency ratio of 48% or better. That being said, the year-to-date efficiency ratio (teb) of 42.6% is not expected to be a sustainable benchmark.

Income Taxes

The income tax rate (teb) for the first six months of 2010 was 30.5%, down 110 basis points from the same period one year ago, while the tax rate before the teb adjustment was 27.1%, also 110 basis points lower. The decrease from last year reflects a 100 basis point decrease in the basic federal income tax rate effective July 31, 2009, and a 50 basis point decrease in BC's provincial tax rate effective January 1, 2010.

Comprehensive Income

Comprehensive income is comprised of net income and other comprehensive income (OCI), all net of income taxes, and totaled $21.6 million for the second quarter, compared to $32.1 million in the same period last year. The decrease in comprehensive income reflects a decline in OCI resulting from lower unrealized gains on available-for-sale securities. The change in unrealized gains reflects market value fluctuations related to movements in market credit spreads and interest rates, as well as shifts in the interest rate curve. The impact of lower unrealized gains was partially offset by higher second quarter net income, which was up 76% ($16.3 million) compared to the same period last year. Year-to-date comprehensive income totaled $64.3 million, compared to $62.9 million last year. The increase reflects a 65% ($30.7 million) improvement in net income, mostly offset by lower unrealized gains on available-for-sale securities.

Balance Sheet

Total assets increased 3% ($363 million) in the quarter and 5% ($554 million) in the past year to reach $12,004 million at April 30, 2010.

Cash and Securities

Cash, securities and securities purchased under resale agreements totaled $1,827 million at April 30, 2010, compared to $2,170 million last quarter and $2,222 million one year ago (refer to the *Treasury Management* section of this MD&A for additional details). The unrealized gain recorded on the balance sheet at April 30, 2010 was $7.6 million, compared to $29.7 million last quarter and $10.8 million a year earlier. The considerable change in unrealized gains compared to the prior quarter is largely attributed to a fluctuation in market value of the Bank's preferred share portfolio; unrealized losses in this portfolio totaled $0.8 million as at April 30, 2010, compared to unrealized gains of $13.0 million last quarter. The cash and securities portfolio is mainly comprised of high quality debt instruments that are not held for trading purposes. Fluctuations in fair value are generally attributed to changes in interest rates, market credit spreads and shifts in the interest rate curve. CWB has no credit exposure to sovereign debt outside of Canada.

Realized gains on sale of securities in the second quarter were $4.1 million, compared to $6.5 million in the previous quarter and $6.6 million a year earlier. On a year-to-date basis, gains on sale of securities of $10.6 million were down 28% ($4.2 million) compared to the same period last year. Gains on sale of securities in both the current and prior periods mainly resulted from investment strategies and unusual market conditions that allowed the Bank to capitalize on opportunities to realize gains while maintaining relatively comparable yields on reinvestment in other high quality investment grade securities. Looking forward, the quarterly dollar amount of gains on sale of securities is expected to be considerably lower.

Treasury Management

High liquidity levels were maintained since August 2007 in response to disruptions and related uncertainties in financial markets. Many of these uncertainties have subsided and the Bank has now

reduced liquidity to more normal levels. Compared to prior periods where liquidity levels were exceptionally high, this reduction has a positive impact on net interest margin. Barring significant adverse changes in the economic and market environments, liquidity is expected to be managed closer to current levels going forward.

Loans

Total loans of $9,867 million grew 6% ($585 million) in the quarter, 7% ($630 million) year-to-date and 9% ($825 million) in the past twelve months and included $376 million of on-balance sheet loans from the acquisition of National Leasing. Measured by geographic area and excluding National Leasing, all provinces showed loan growth in the quarter with the exception of Alberta. While organic loan growth continued to be constrained by ongoing economic impacts, including both expected and unexpected repayments (payouts and pay downs) on existing loans, the pipeline for new lending activity picked up compared to recent prior quarters. National Leasing adds further geographic and industry diversification to the Bank's loan portfolio. It operates across Canada with the largest concentration of leases sourced in Ontario and also lends to a number of industries not historically targeted by CWB.

Without the impact of National Leasing, all lending sectors showed relatively good quarterly growth with the exception of the equipment financing portfolio. Excluding all equipment financing loans, year-to-date organic loan growth for CWB was 5% with the real estate portfolio (excluding construction loans), personal loans and mortgages, and general commercial loans showing the best percentage growth. The equipment financing portfolio, excluding National Leasing, was down 12% ($151 million) year-to-date. Negative growth in this portfolio reflects both economic factors and its relatively short duration with loans fully repaid over a period of three to five years. Management believes the eventual return to growth of the equipment financing portfolio will be a good leading indicator of a more robust economic recovery in the Bank's markets. Management also continues to believe that Western Canada's resource-based economies are poised for a comparatively stronger recovery than the rest of Canada once overall global activity expands. Looking forward, loan growth is expected to remain constrained until economic factors improve further. With the acquisition of National Leasing, CWB is on track to achieve its 2010 loan growth target of 10%.

Loans in the Bank's alternative mortgage business, Optimum Mortgage (Optimum), increased 9% in the quarter, 20% year-to-date and 40% over the past twelve months to reach $672 million. Optimum's recently established offering of higher ratio insured mortgages has shown positive results and management expects insured mortgages could become a larger component of this portfolio over time. For uninsured mortgages, which currently represent approximately 65% of Optimum's total portfolio, the Bank remains well secured via conventional residential first mortgages carrying a weighted average underwritten loan-to-value ratio at initiation of approximately 70%. The large majority of all Optimum mortgages carry a fixed interest rate with the principal amortized over 25 years or less. Management remains committed to further developing this business as it continues to produce strong returns while maintaining an acceptable risk profile.

Deposits

Total branch deposits, including those raised by trust services, were up 14% ($769 million) compared to a year earlier and 2% ($126 million) from the previous quarter. The demand and notice component within branch deposits was up 40% ($995 million) compared to the same time last year and 9% ($275 million) from last quarter. Growth in demand and notice deposits compared to a year earlier largely reflects Canadian Western Trust Company's ongoing success in generating new trust deposits through growth of its fiduciary business. The significant growth in demand and notice deposits, which include the Bank's lowest cost funding, supports management's objective to further enhance and diversify the Bank's funding sources and can also benefit net interest margin. Valiant Trust Company was approved as a federal deposit-taking institution this year and management is evaluating strategies to utilize this additional channel to raise deposits and increase net interest income.

Total deposits at quarter end were $10,185 million, up 2% ($181 million) from the previous quarter and 5% ($472 million) over the past year. Total branch deposits measured as a percentage of total deposits were 61% at April 30, 2010, unchanged from the previous quarter and up from 56% a year earlier. Compared to April 30, 2009, the increase in branch deposits as a percentage of total deposits reflects the combined impact of very strong growth in the demand and notice component and a 4% ($149 million) decline in fixed rate term deposits raised through the deposit broker network. Demand and notice deposits represented 34% of total deposits at quarter end, compared to 32% in the previous quarter and 26% a year earlier.

Other Assets and Other Liabilities

Other assets at April 30, 2010 totaled $311 million, compared to $190 million last quarter and $187 million one year ago. The change in other assets compared to the previous quarter mainly reflects the acquisition of National Leasing (refer to Note 16 of the unaudited interim consolidated financial statements for further details on the acquisition), including increases in goodwill and other intangible assets of $27.8 million and $39.5 million, respectively. Other liabilities at quarter end were $427 million, compared to $302 million the previous quarter and $427 million last year. The increase in other liabilities compared to the prior quarter mainly reflects the acquisition of National Leasing. Other liabilities in the same period last year included $84 million of securities sold under repurchase agreements, compared to nil in the current quarter.

Off-Balance Sheet

Off-balance sheet items include assets under administration and assets under management. Total assets under administration, including both trust assets and leases under administration, totaled $8,223 million at April 30, 2010 compared to $5,462 million last quarter and $4,472 million one year ago. Assets under management were $780 million at quarter end, compared to $881 million last quarter and $817 million one year ago. The gross amount of securitized loans at quarter end was $276.2 million and reflects the acquisition of National Leasing (refer to Note 5 of the unaudited interim consolidated financial statements for further details on securitization). Other off-balance sheet items are comprised of standard industry credit instruments (guarantees, standby letters of credit and commitments to extend credit), and the non-consolidated variable interest entity. CWB does not utilize, nor does it have exposure to, collateralized debt obligations or credit default swaps. For additional information regarding other off-balance sheet items refer to Notes 14 and 20 to the audited consolidated financial statements on pages 82 and 88 respectively in the Bank's 2009 Annual Report.

Capital Management

At April 30, 2010, CWB's Total capital adequacy ratio, which measures regulatory capital as a percentage of risk-weighted assets, was 14.5%, down from 15.1% last quarter and 15.2% one year ago. The Tier 1 ratio was 11.4%, compared to 11.6% last quarter and 11.0% at the same time last year. Current minimums for the Total and Tier 1 capital adequacy ratios of Canadian Banks as set by the Office of the Superintendent of Financial Institutions Canada (OSFI) are 10% and 7%, respectively.

Compared to one year ago, the Bank's Tier 1 regulatory capital increased with the issuance of additional CWB common shares (including 2.1 million shares issued as partial consideration for National Leasing) and the retention of earnings, net of dividends, partially offset by goodwill attached to the acquisition of National Leasing and a capital deduction relating to its securitized assets. Total regulatory capital was impacted by the foregoing factors, as well as the redemption of $60.0 million of subordinated debentures on November 20, 2009 and an increased deduction for the investment in CWB's insurance subsidiary. Further details regarding changes in CWB's regulatory capital and capital adequacy ratios compared to prior periods are included in the following table:

(unaudited) ($ thousands)	**As at April 30 2010**	As at January 31 2010	As at April 30 2009	Change from April 30 2009
Regulatory Capital				
Tier 1 Capital before deductions	**$ 1,176,975**	$ 1,104,200	$ 1,022,563	$ 154,412
Less: Goodwill	**(37,191)**	(9,359)	(9,359)	(27,832)
Securitization (National Leasing)	**(11,176)**	-	-	(11,176)
Tier 1 Capital	**1,128,608**	1,094,841	1,013,204	115,404
Tier 2 Capital before deductions	**380,080**	386,074	441,015	(60,935)
Less: Investment in insurance subsidiary	**(63,431)**	(60,073)	(50,732)	(12,699)
Securitization (National Leasing)	**(11,176)**	-	-	(11,176)
Total Tier 2 Capital	**305,473**	326,001	390,283	(84,810)
Total Regulatory Capital	**$ 1,434,081**	$ 1,420,842	$ 1,403,487	$ 30,594
Risk Weighted Assets	**$ 9,882,832**	$ 9,422,366	$ 9,195,541	$ 687,291
Tier 1 capital adequacy ratio	**11.4 %**	11.6 %	11.0 %	40 bp[1]
Total capital adequacy ratio	**14.5**	15.1	15.2	(70)

[1] bp – basis point change.

CWB expects to remain very well capitalized. The ongoing retention of earnings should more than support capital requirements associated with the anticipated achievement of the fiscal 2010 target for double-digit loan growth. The Bank's very strong capital ratios provide considerable flexibility and management continues to evaluate alternatives to deploy capital for the long-term benefit of CWB shareholders.

In the fall of 2009, OSFI indicated that amendments would be forthcoming to the capital adequacy guidelines as a result of a global review of the adequacy of capital levels during the global financial crisis. In December 2009, the Basel Committee on Banking Supervision (the Committee) issued a Consultative Document entitled *Strengthening the Resilience of the Banking Sector.* The document as written represents a substantial change to the current guideline and has a strong emphasis on the quality and characteristics of Tier 1 capital. The Committee did not provide any indication as to minimum regulatory capital levels as they need to consider extensive feedback received from financial institutions and intend to study the quantitative impact of the draft framework before calibrating the standards. The Committee's initial time line would result in new standards being issued by the end of 2010 to be phased in by the end of 2012. CWB has a very strong capital position and expects implementation of the final set of standards should be relatively straightforward to manage given the lack of complexity in the Bank's current composition of regulatory capital, including an already strong component of tangible common equity.

Further information relating to the Bank's capital position is provided in Note 15 of the unaudited interim consolidated financial statements as well as the audited consolidated financial statements and MD&A for the year ended October 31, 2009.

Book value per common share at April 30, 2010 was $13.08 compared to $12.67 last quarter and $11.42 one year ago.

Common shareholders received a quarterly cash dividend of $0.11 per common share on April 1, 2010. On June 2, 2010, CWB's Board of Directors declared a cash dividend of $0.11 per common share, payable on July 2, 2010 to shareholders of record on June 17, 2010. This quarterly dividend is unchanged from both the previous quarter and one year ago. The Board of Directors also declared a cash dividend of $0.453125 per Series 3 Preferred Share payable on July 31, 2010 to shareholders of record on July 22, 2010.

Acquisitions

On February 1, 2010, the Bank acquired 100% of the common shares of National Leasing for a total cost of $126.5 million. Consideration for the acquisition included $52.8 million cash, 2,065,088 common shares of CWB ($42.6 million) and contingent consideration. Both the Bank and the vendors have the option to trigger payment of the contingent consideration no earlier than November 1, 2012. The future value of the contingent consideration is not yet determinable and the difference will be recognized as an adjustment to goodwill in the period in which the contingency is resolved. Refer to Note 16 of the unaudited interim consolidated financial statements for further details on the acquisition.

Changes in Accounting Policies

There were no new significant accounting policies adopted during the quarter for purposes of presenting the Bank's financial statements under Canadian generally accepted accounting principles.

Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

During 2008, the Bank commenced a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic and the design and planning phases are complete, and the solution development phase is expected to be completed by the end of fiscal 2010. Further information on the Bank's transition plan is provided on pages 56 to 58 of the 2009 Annual Report.

The exact impact of the initial transition to IFRS on the Bank's November 1, 2010 consolidated financial statements for current standards is not yet determinable. The following areas have been identified as having the most significant potential for change on transition:

- Loan loss accounting – Although both existing Canadian GAAP and IFRS calculate loan losses using the incurred loss model, IFRS is more specific as to what qualifies as an "incurred event". Under IFRS, incurred losses require objective evidence of impairment, must have a reliably measurable effect

on the present value of estimated cash flows and be supported by currently observable data. This difference is not expected to impact the calculation of the specific allowance for credit losses but may impact the calculation of the general (or collective) allowance. The Bank is developing an appropriate IFRS methodology but it is not yet determinable whether any adjustments will be required on transition.

- Derecognition – Under IFRS, National Leasing's securitized leases (totaling $276.2 million at April 30, 2010) would be reported on the balance sheet.
- Consolidation – Canadian Western Bank Capital Trust will be consolidated under IFRS. For more information about this entity see note 14 on page 82 of the October 31, 2009 audited consolidated financial statements.

CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on the Bank's implementation plan and future financial statements.

Controls and Procedures

There were no changes in the Bank's internal controls over financial reporting that occurred during the quarter ended April 30, 2010 that have materially affected, or are reasonably likely to materially affect, internal controls over financial reporting.

The Bank's certifying officers have limited the scope of design of disclosure controls and procedures (DC&P) and internal control over financial reporting (ICFR) to exclude the controls, policies and procedures of National Leasing, acquired this quarter. The limitation will be removed no later than January 31, 2011.

Prior to its release, this quarterly report to shareholders was reviewed by the Audit Committee and, on the Audit Committee's recommendation, approved by the Board of Directors of Canadian Western Bank.

Updated Share Information

As at May 28, 2010, there were 66,324,147 common shares outstanding. Also outstanding were employee stock options, which are or will be exercisable for up to 4,221,465 common shares for maximum proceeds of $81.6 million and 14,838,784 warrants that are each exercisable until March 3, 2014 to purchase one common share in the Bank at a price of $14.00.

Dividend Reinvestment Plan

The Bank's common shares (TSX: CWB) and preferred shares (TSX: CWB.PR.A) are deemed eligible to participate in CWB's dividend reinvestment plan (the "Plan"). The Plan provides holders of the Bank's eligible shares the opportunity to direct cash dividends toward the purchase of common shares. Further details for the Plan are available on the Bank's website at http://www.cwbankgroup.com /investor_relations/drip.htm. At the current time, for the purposes of the Plan, the Bank has elected to issue common shares from treasury at a 2% discount from the average market price (as defined in the Plan).

Normal Course Issuer Bid

On January 18, 2010, CWB received approval from the Toronto Stock Exchange to initiate a Normal Course Issuer Bid (NCIB) and purchase, for cancellation, up to 748,058 of its warrants. The NCIB commenced January 20, 2010 and will expire January 19, 2011. From January 20 to April 30, 2010, the Bank purchased and cancelled 72,928 warrants at an average purchase price per warrant of $9.56; the aggregate amount of the warrant purchases was charged to retained earnings. A copy of the NCIB news release is available on the Bank's website and on SEDAR at www.sedar.com.

Summary of Quarterly Financial Information

	2010		2009				2008	
($ thousands)	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3
Total revenues (teb)	$ **110,972**	$ 100,672	$ 90,099	$ 85,538	$ 75,382	$ 76,947	$ 74,059	$ 76,375
Total revenues	**108,310**	98,109	87,702	83,349	73,707	75,361	72,519	74,933
Net income	**37,884**	40,035	30,357	28,729	21,580	25,619	24,485	26,327
Earnings per common share								
Basic	**0.52**	0.57	0.42	0.39	0.30	0.40	0.39	0.42
Diluted	**0.47**	0.52	0.39	0.38	0.30	0.40	0.38	0.41
Diluted cash	**0.48**	0.52	0.39	0.38	0.30	0.41	0.38	0.41
Total assets ($ millions)	**12,004**	11,642	11,636	11,331	11,450	10,907	10,601	10,057

The financial results for each of the last eight quarters are summarized above. In general, CWB's performance reflects a relatively consistent trend although the second quarter contains three fewer revenue earning days.

The Bank's quarterly financial results are subject to some fluctuation due to its exposure to property and casualty insurance. Insurance operations, which are primarily reflected in other income (refer to Results by Business Segment - *Insurance*), are subject to seasonal weather conditions, cyclical patterns of the industry and natural catastrophes. Mandatory participation in the Alberta auto risk sharing pools can also result in unpredictable quarterly fluctuations.

During the fourth quarter of 2008 and throughout fiscal 2009 the Bank's quarterly net interest income was negatively impacted by compression of the net interest margin that mainly resulted from consecutive reductions in the prime lending interest rate, coupled with significantly higher deposit costs and other spin-off effects of the global financial crisis. Gains on sale of securities, reflected in other income, were unusually high during the same period also mainly due to factors associated with the financial crisis, including a steep interest rate curve and wide credit spreads that allowed the Bank to capitalize on investment strategies. In the first quarter of fiscal 2010, net interest margin recovered to more typical levels achieved before the onset of the global financial crisis. Quarterly results can also fluctuate due to the recognition of periodic income tax items.

The acquisition of National Leasing was effective February 1, 2010 and the results of its operations and financial position are consolidated as part of the Bank's overall financial performance beginning with the second quarter of 2010 (refer to Results by Business Segment – *Banking & trust*). The acquisition had a positive impact on all categories in the table above.

For details on variations between the prior quarters, refer to the summary of quarterly results section of the Bank's MD&A for the year ended October 31, 2009 and the individual quarterly reports to shareholders which are available on SEDAR at www.sedar.com and on CWB's website at www.cwbankgroup.com. The 2009 Annual Report and audited consolidated financial statements for the year ended October 31, 2009 are available on both SEDAR and the Bank's website.

Results by Business Segment

CWB operates in two business segments: 1) banking and trust, and 2) insurance. Segmented information is also provided in Note 14 of the unaudited interim consolidated financial statements.

Banking and trust

Operations of the banking and trust segment comprise all commercial and retail banking services including equipment leasing offered by National Leasing, acquired on February 1, 2010. The banking and trust segment also includes trust, wealth management and other financial services provided through Canadian Western Trust Company, Valiant Trust Company and Adroit Investment Management Ltd.

Net income of $34.5 million increased 78% ($15.1 million) compared to the same quarter last year driven by an 84 basis point improvement in net interest margin (teb). The significantly higher margin compared to the unprecedented low established a year earlier led to a 53% ($27.0 million) increase in quarterly net interest income (teb). The change in net interest margin (teb) mainly resulted from lower deposit costs, more favourable yields on fixed rate loans, the mix of interest-earning assets including lower liquidity, and loan prepayment fees. National Leasing's portfolio earns considerably higher yields compared to CWB's core business lending and was a key factor contributing to the improvement. The quarterly provision for credit losses increased by $2.1 million and included $1.8 million for National Leasing credit losses which are higher than the Bank's other loan portfolios when measured as a percentage of loans.

Second quarter other income grew 38% ($6.8 million) over a year earlier as very strong fee-based income, including a 60% ($3.2 million) increase in credit related fee income, offset a $2.5 million reduction in gains on sale of securities. Gains on sale of securities are expected to be considerably lower in future periods. Other income also included a $2.4 million positive change in fair value for National Leasing's interest rate swaps and $1.9 million of securitization income. The foregoing sources of other income are likely to reduce in future periods as new lease assets are retained on-balance sheet and funded with fixed rate deposits. The quarterly efficiency ratio (teb), which measures non-interest expense as a percentage of total revenues (teb), was 45.6%, compared to 53.8% last year. Non-interest expenses increased $9.7 million over the same quarter last year (including $6.7 million attributed to National Leasing) and the significant improvement in the efficiency ratio was entirely due to the achievement of record total revenues.

Compared to the prior quarter, earnings were down 6% ($2.2 million) as the combined positive impact of strong asset growth, an improved net interest margin and increased other income was more than offset by higher non-interest expenses, three fewer days and the provision for credit losses. On a year-to-date basis, net income was up 61% mainly driven by a 71 basis point improvement in net interest margin (teb). Net interest income (teb) was up 45% ($46.6 million) over the same period in 2009 while other income increased 19% ($7.2 million). Increased non-interest expenses and the provision for credit losses partially offset the positive earnings impact of record total revenues. The year-to-date efficiency ratio (teb) was 43.1%, an improvement of 680 basis points.

($ thousands)	For the three months ended April 30 2010	January 31 2010	April 30 2009	Change from April 30 2009	For the six months ended April 30 2010	April 30 2009	Change from April 30 2009
Net interest income (teb)	**$ 78,436**	$ 72,619	$ 51,399	53 %	**$ 151,055**	$ 104,500	45 %
Other income	**24,951**	20,616	18,125	38	**45,567**	38,343	19
Total revenues (teb)	**103,387**	93,235	69,524	49	**196,622**	142,843	38
Provision for credit losses	**5,487**	3,713	3,369	63	**9,200**	6,738	37
Non-interest expenses	**47,129**	37,627	37,381	26	**84,756**	71,291	19
Provision for income taxes (teb)	**16,245**	15,129	9,313	74	**31,374**	20,464	53
Non-controlling interest in subsidiary	**41**	76	56	(27)	**117**	123	(5)
Net income	**$ 34,485**	$ 36,690	$ 19,405	78 %	**$ 71,175**	$ 44,227	61 %
Efficiency ratio (teb)	**45.6 %**	40.4 %	53.8 %	(820)bp	**43.1 %**	49.9 %	(680)bp
Efficiency ratio	**46.7**	41.4	55.0	(830)	**44.2**	51.0	(680)
Net interest margin (teb)	**2.75**	2.54	1.91	84	**2.65**	1.94	71
Net interest margin	**2.67**	2.46	1.86	81	**2.56**	1.88	68
Average loans (millions)[1]	**$ 9,714**	$ 9,253	$ 8,982	8 %	**$ 9,484**	$ 8,918	6 %
Average assets (millions)[1]	**11,688**	11,317	11,024	6	**11,502**	10,867	6

bp - basis point change.

teb - taxable equivalent basis, see definition following Financial Highlights table.

(1) Assets are disclosed on an average daily balance basis.

Insurance

The insurance segment is comprised of the operations of Canadian Direct Insurance Incorporated (Canadian Direct or CDI), which provides auto and home insurance to individuals in BC and Alberta.

Canadian Direct reported record quarterly net income of $3.4 million representing a $1.2 million increase from a year ago. Strong results were driven by improved claims experience and a 7% increase in net earned premiums. Improved claims experience compared to the second quarter of 2009 includes a significant drop in the loss ratio for both the BC home and the Alberta auto product lines due to lower severity. Growth in net earned premiums reflects a 6% increase in policies outstanding and higher average premiums per policy in the home product lines of business.

In comparison to the previous quarter, which included a positive $1.9 million before tax ($1.3 million after tax) contribution from Canadian Direct's share of the Alberta auto risk sharing pools (the Pools), net income increased $0.1 million. Excluding the impact of the Pools from both quarters, net income was up by $1.2 million despite three fewer revenue earning days. The improvement can be attributed to lower net claims expense and an additional $0.3 million of gains on sale of securities. Improved claims experience was most notable in the Alberta auto line where net claims expense decreased by $2.7 million due to lower frequency and severity.

Year-to-date net income of $6.7 million represented a 127% ($3.8 million) increase from the same period last year. Absent the impact of the Pools, the year-over-year increase in net income was 54% ($2.2 million) reflecting 8% growth in net earned premiums and an improvement in net claims expense. Barring any severe weather or other catastrophe type events, Canadian Direct should continue to produce strong results through the remainder of fiscal 2010.

($ thousands)	For the three months ended April 30 2010	January 31 2010	April 30 2009	Change from April 30 2009	For the six months ended April 30 2010	April 30 2009	Change from April 30 2009
Net interest income (teb)	$ 1,696	$ 1,687	$ 1,413	20 %	$ 3,383	$ 2,908	16 %
Other income (net)							
Net earned premiums	26,627	27,331	24,880	7	53,958	50,095	8
Commissions and processing fees	546	618	760	(28)	1,164	1,414	(18)
Net claims and adjustment expenses	(15,784)	(16,990)	(16,126)	(2)	(32,774)	(34,777)	(6)
Policy acquisition costs	(5,868)	(5,289)	(5,316)	10	(11,157)	(10,422)	7
Insurance revenue (net)	5,521	5,670	4,198	32	11,191	6,310	77
Gains on sale of securities	368	80	247	49	448	268	67
Total revenues (net) (teb)	7,585	7,437	5,858	29	15,022	9,486	58
Non-interest expenses	2,831	2,621	2,613	8	5,452	5,108	7
Provision for income taxes (teb)	1,355	1,471	1,070	27	2,826	1,406	101
Net income	$ 3,399	$ 3,345	$ 2,175	56 %	$ 6,744	$ 2,972	127 %
Policies outstanding (#)	180,289	177,272	170,433	6	180,289	170,433	6
Gross written premiums	$ 30,531	$ 24,332	$ 29,120	5	$ 54,863	$ 52,223	5
Claims loss ratio(1)	59 %	62 %	65 %	(600)bp	60 %	69 %	(900)bp
Expense ratio(2)	31	27	29	200	29	29	-
Combined ratio(3)	90	89	94	(400)	89	98	(900)
Alberta auto risk sharing pools impact on net income before tax	$ 221	$ 1,913	$ 31	613 %	$ 2,134	$ (127)	nm %
Average total assets (millions)	210	214	192	9	212	190	12

bp – basis point change.
teb – taxable equivalent basis; see definition following Financial Highlights table.
nm – not meaningful.

(1) Net claims and adjustment expenses as a percentage of net earned premiums.
(2) Policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums.
(3) Sum of the claims loss and expense ratios.

Fiscal 2010 Minimum Targets and Outlook

The minimum performance targets established for the 2010 fiscal year together with CWB's actual performance are presented in the table below:

	2010 Minimum Targets	**2010 Year-to-date Performance[1]**
Net income growth [2]	12%	**65%**
Total revenue (teb) growth	12%	**39%**
Loan growth	10%	**9%**
Provision for credit losses as a percentage of average loans	0.15% - 0.20%	**0.19%**
Efficiency ratio (teb)	48%	**42.6%**
Return on common equity [3]	13%	**17.1%**
Return on assets [4]	0.90%	**1.21%**

[1] 2010 year-to-date performance for earnings and revenue growth is the current year results over the same period in the prior year, loan growth is the increase over the past twelve months, and performance for ratio targets is the current year-to-date results annualized.
[2] Net income, before preferred share dividends.
[3] Return on common equity calculated as annualized net income after preferred share dividends divided by average common shareholders' equity.
[4] Return on assets calculated as annualized net income after preferred share dividends divided by average total assets.

The faster than expected recovery in net interest margin in the first quarter to more normal historical levels continued to have a very positive influence on overall financial performance. The acquisition of National Leasing further increased net interest margin and also impacts other key performance metrics, most notably loan growth and the provision for credit losses. In view of the foregoing, the majority of 2010 minimum targets do not accurately reflect management's current expectations. The contribution from National Leasing has the Bank on track to meet its 10% loan growth target. National Leasing's portfolio earns a relatively high yield that is accompanied by increased loan losses compared to the Bank's core lending business. The target range for the provision for credit losses as shown above does not reflect expected losses attributed to this portfolio and the actual consolidated provision for the year is now anticipated to be 20 to 25 basis points.

While the Bank should significantly surpass the minimum growth targets for net income and total revenues, year-to-date performance does not directly indicate expected annual growth given that fiscal 2009 comparative results were much better in the latter half of the year. Return on equity and return on assets for the year will also benefit from the robust recovery of net interest margin, although this positive impact will be partially offset by expectations for considerably lower gains on sale of securities going forward. Further growth in revenues, including the net impact from National Leasing, should lead to a better efficiency ratio compared to the fiscal 2010 target. That being said, management will maintain expenditures necessary for effective execution of CWB's strategic plan and the year-to-date efficiency ratio is not expected to be a sustainable benchmark.

Overall credit quality is sound despite an increase in gross impaired loans and actual losses should remain within acceptable levels given the current economic environment. Based on the present view, management believes gross impaired loans will peak within the current fiscal year. The Bank intends to continue to build market share while maintaining its focus on high quality loans that offer a fair and profitable return on investment. While there are still many challenges and global uncertainties, economic fundamentals in Canada appear to be improving and all companies in the Canadian Western Bank Group are well positioned to capitalize on opportunities in this regard. The overall outlook for 2010 and beyond is positive.

This management's discussion and analysis is dated June 3, 2010.

Taxable Equivalent Basis (teb)

Most banks analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by GAAP and, therefore, may not be comparable to similar measures presented by other banks. Total revenues, net interest income and income taxes are discussed on a taxable equivalent basis throughout this quarterly report to shareholders.

Non-GAAP Measures

Taxable equivalent basis, diluted cash earnings per common share, return on common shareholders' equity, return on assets, efficiency ratio, net interest margin, tangible common equity to risk-weighted assets, Tier 1 and total capital adequacy ratios, average balances, claims loss ratio, expense ratio and combined ratio do not have standardized meanings prescribed by generally accepted accounting principles (GAAP) and therefore may not be comparable to similar measures presented by other financial institutions. The non-GAAP measures used in this MD&A are calculated as follows:

- taxable equivalent basis – described above;
- diluted cash earnings per common share – diluted earnings per common share excluding the amortization of acquisition-related intangible assets;
- return on common shareholders' equity – net income less preferred share dividends divided by average shareholder's equity;
- return on assets – net income less preferred share dividends divided by average total assets;
- efficiency ratio – non-interest expenses divided by total revenues (net interest income plus other income);
- net interest margin – net interest income divided by average total assets;
- tangible common equity to risk-weighted assets – shareholders' equity less subsidiary goodwill divided by risk-weighted assets, calculated in accordance with guidelines issued by the Office of the Superintendent of Financial Institutions Canada (OSFI);
- Tier 1 and total capital adequacy ratios – in accordance with guidelines issued by OSFI;
- average balances – average daily balances;
- claims loss ratio – net insurance claims and adjustment expenses as a percentage of net earned premiums;
- expense ratio – policy acquisition costs and non-interest expenses net of commissions and processing fees as a percentage of net earned premiums; and
- combined ratio – sum of the claims loss and expense ratios.

Forward-looking Statements

From time to time, Canadian Western Bank (the Bank) makes written and verbal forward-looking statements. Statements of this type are included in the Annual Report and reports to shareholders and may be included in filings with Canadian securities regulators or in other communications, such as press releases and corporate presentations. Forward-looking statements include, but are not limited to, statements about the Bank's objectives and strategies, targeted and expected financial results and the outlook for the Bank's businesses or for the Canadian economy. Forward-looking statements are typically identified by the words "believe", "expect", "anticipate", "intend", "estimate", "may increase", "may impact" and other similar expressions, or future or conditional verbs such as "will", "should", "would" and "could".

By their very nature, forward-looking statements involve numerous assumptions. A variety of factors, many of which are beyond the Bank's control, may cause actual results to differ materially from the expectations expressed in the forward-looking statements. These factors include, but are not limited to, general business and economic conditions in Canada including the volatility and lack of liquidity in financial markets, fluctuations in interest rates and currency values, changes in monetary policy, changes in economic and political conditions, regulatory and legal developments, the level of competition in the Bank's markets, the occurrence of weather-related and other natural catastrophes, changes in accounting standards and policies, the accuracy of and completeness of information the Bank receives about customers and counterparties, the ability to attract and retain key personnel, the ability to complete and integrate acquisitions, reliance on third parties to provide components of the Bank's business infrastructure, changes in tax laws, technological developments, unexpected changes in consumer spending and saving habits, timely development and introduction of new products, and management's ability to anticipate and manage the risks associated with these factors. It is important to note that the preceding list is not exhaustive of possible factors.

These and other factors should be considered carefully and readers are cautioned not to place undue reliance on these forward-looking statements as a number of important factors could cause the Bank's actual results to differ materially from the expectations expressed in such forward looking statements. Unless required by securities law, the Bank does not undertake to update any forward-looking statement, whether written or verbal, that may be made from time to time by it or on its behalf.

Assumptions about the performance of the Canadian economy in 2010 and how it will affect CWB's businesses are material factors the Bank considers when setting its objectives. In setting minimum performance targets for fiscal 2010, management's expectations assumed: moderate economic growth in Canada aided by positive relative performance in the four western provinces; stable or slightly higher energy and commodity prices; sound credit quality with actual losses remaining within the Bank's range of acceptable levels; modest inflationary pressures; and an improved net interest margin resulting from lower deposit costs, a stable prime lending interest rate, favourable yields on both new lending facilities and renewed accounts, and relatively stable investment returns reflecting high quality assets held in the securities portfolio, partially offset by a reduction in the level of gains on the sale of securities compared to fiscal 2009. Through the first six months of fiscal 2010, very strong results reflect a significant recovery in net interest margin that materialized more quickly than management anticipated and a further positive impact from the February 1st acquisition of National Leasing Group Inc. Gains on sale of securities through the first two quarters were also much higher than management expected at the onset of fiscal 2010. The provision for credit losses measured as a percentage of average loans reflects higher inherent losses in the portfolio of National Leasing Group Inc. due to the nature of its business.

Consolidated Statements of Income

(unaudited) ($ thousands, except per share amounts)	For the three months ended April 30 2010	January 31 2010	April 30 2009	Change from April 30 2009	For the six months ended April 30 2010	April 30 2009	Change from April 30 2009
Interest Income							
Loans	**$ 123,830**	$ 116,841	$ 107,828	15 %	**$ 240,671**	$ 227,096	6 %
Securities	**9,426**	10,938	10,462	(10)	**20,364**	21,674	(6)
Deposits with regulated financial institutions	**1,443**	2,104	3,770	(62)	**3,547**	7,307	(51)
	134,699	129,883	122,060	10	**264,582**	256,077	3
Interest Expense							
Deposits	**52,858**	53,570	65,824	(20)	**106,428**	141,564	(25)
Subordinated debentures	**4,371**	4,570	5,099	(14)	**8,941**	10,366	(14)
	57,229	58,140	70,923	(19)	**115,369**	151,930	(24)
Net Interest Income	**77,470**	71,743	51,137	51	**149,213**	104,147	43
Provision for Credit Losses (Note 6)	**5,487**	3,713	3,369	63	**9,200**	6,738	37
Net Interest Income after Provision for Credit Losses	**71,983**	68,030	47,768	51	**140,013**	97,409	44
Other Income							
Credit related	**8,496**	7,278	5,321	60	**15,774**	11,064	43
Insurance, net (Note 2)	**5,521**	5,670	4,198	32	**11,191**	6,310	77
Trust and wealth management services	**4,499**	4,470	3,869	16	**8,969**	7,782	15
Retail services	**2,332**	2,016	1,913	22	**4,348**	3,757	16
Gains on sale of securities	**4,072**	6,497	6,580	(38)	**10,569**	14,723	(28)
Securitization revenue	**1,911**	-	-	nm	**1,911**	-	nm
Foreign exchange gains	**676**	435	667	1	**1,111**	1,222	(9)
Other	**3,333**	-	22	nm	**3,333**	63	nm
	30,840	26,366	22,570	37	**57,206**	44,921	27
Net Interest and Other Income	**102,823**	94,396	70,338	46	**197,219**	142,330	39
Non-Interest Expenses							
Salaries and employee benefits	**32,681**	26,390	26,587	23	**59,071**	50,424	17
Premises and equipment	**7,983**	7,028	6,528	22	**15,011**	12,556	20
Other expenses	**8,901**	6,520	6,330	41	**15,421**	12,479	24
Provincial capital taxes	**395**	310	549	(28)	**705**	940	(25)
	49,960	40,248	39,994	25	**90,208**	76,399	18
Net Income before Income Taxes and Non-Controlling Interest in Subsidiary	**52,863**	54,148	30,344	74	**107,011**	65,931	62
Income Taxes	**14,938**	14,037	8,708	72	**28,975**	18,609	56
	37,925	40,111	21,636	75	**78,036**	47,322	65
Non-Controlling Interest in Subsidiary	**41**	76	56	(27)	**117**	123	(5)
Net Income	**$ 37,884**	$ 40,035	$ 21,580	76 %	**$ 77,919**	$ 47,199	65 %
Preferred share dividends (Note 9)	**$ 3,802**	$ 3,802	$ 2,458	55 %	**$ 7,604**	$ 2,458	209 %
Net income available to common shareholders	**$ 34,082**	$ 36,233	$ 19,122	78	**$ 70,315**	$ 44,741	57
Average number of common shares (in thousands)	**66,144**	63,925	63,503	4	**65,016**	63,484	2
Average number of diluted common shares (in thousands)	**72,670**	70,090	63,559	14	**71,362**	63,609	12
Earnings Per Common Share							
Basic	**$ 0.52**	$ 0.57	$ 0.30	73	**$ 1.08**	$ 0.70	54
Diluted	**$ 0.47**	$ 0.52	$ 0.30	57	**$ 0.99**	$ 0.70	41

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Balance Sheets

(unaudited) ($ thousands)		As at April 30 2010	As at January 31 2010	As at October 31 2009	As at April 30 2009	Change from April 30 2009
Assets						
Cash Resources						
Cash and non-interest bearing deposits with financial institutions		**$ 15,343**	$ 18,728	$ 17,447	$ 14,739	4 %
Interest bearing deposits with regulated financial institutions	(Note 3)	**188,705**	266,158	266,980	557,313	(66)
Cheques and other items in transit		**633**	9,280	12,677	-	nm
		204,681	294,166	297,104	572,052	(64)
Securities	(Note 3)					
Issued or guaranteed by Canada		**508,267**	930,048	854,457	585,320	(13)
Issued or guaranteed by a province or municipality		**103,318**	96,999	253,143	545,032	(81)
Other securities		**762,760**	828,737	783,809	519,283	47
		1,374,345	1,855,784	1,891,409	1,649,635	(17)
Securities Purchased Under Resale Agreements		**247,682**	20,000	-	-	nm
Loans	(Notes 4 and 7)					
Residential mortgages		**2,292,578**	2,308,916	2,282,475	2,239,023	2
Other loans		**7,650,477**	7,045,834	7,029,177	6,877,594	11
		9,943,055	9,354,750	9,311,652	9,116,617	9
Allowance for credit losses	(Note 6)	**(76,386)**	(72,570)	(75,459)	(75,099)	2
		9,866,669	9,282,180	9,236,193	9,041,518	9
Other						
Land, buildings and equipment		**57,859**	41,248	39,252	30,369	91
Goodwill		**37,191**	9,360	9,360	9,360	297
Other intangible assets		**45,618**	6,152	6,465	7,089	544
Insurance related		**55,254**	56,583	55,932	52,283	6
Derivative related	(Note 8)	**231**	802	2,334	4,524	(95)
Other assets		**114,751**	75,359	97,823	83,795	37
		310,904	189,504	211,166	187,420	66
Total Assets		**$ 12,004,281**	$ 11,641,634	$ 11,635,872	$ 11,450,625	5 %
Liabilities and Shareholders' Equity						
Deposits						
Payable on demand		**$ 530,995**	$ 399,888	$ 359,176	$ 360,989	47 %
Payable after notice		**2,963,594**	2,820,033	2,778,601	2,139,361	39
Payable on a fixed date		**6,585,454**	6,679,000	6,374,461	7,107,984	(7)
Deposit from Canadian Western Bank Capital Trust		**105,000**	105,000	105,000	105,000	-
		10,185,043	10,003,921	9,617,238	9,713,334	5
Other						
Cheques and other items in transit		**34,565**	33,498	41,964	44,039	(22)
Insurance related		**135,482**	137,424	145,509	135,563	-
Derivative related	(Note 8)	**745**	64	74	852	(13)
Securities sold under repurchase agreements		**-**	-	300,242	83,468	nm
Other liabilities		**256,335**	131,085	169,346	162,616	58
		427,127	302,071	657,135	426,538	-
Subordinated Debentures						
Conventional		**315,000**	315,000	375,000	375,000	(16)
Shareholders' Equity						
Preferred shares	(Note 9)	**209,750**	209,750	209,750	209,750	-
Common shares	(Note 9)	**274,223**	227,716	226,480	223,062	23
Contributed surplus		**20,630**	20,442	19,366	18,060	14
Retained earnings		**566,989**	540,951	511,784	474,353	20
Accumulated other comprehensive income		**5,519**	21,783	19,119	10,528	(48)
		1,077,111	1,020,642	986,499	935,753	15
Total Liabilities and Shareholders' Equity		**$ 12,004,281**	$ 11,641,634	$ 11,635,872	$ 11,450,625	5 %
Contingent Liabilities and Commitments	(Note 11)					

nm - not meaningful.

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Changes in Shareholders' Equity

(unaudited) ($ thousands)		For the six months ended April 30 2010	 April 30 2009
Retained Earnings			
Balance at beginning of period		**$ 511,784**	$ 448,203
Net income		**77,919**	47,199
Dividends - Preferred shares		**(7,604)**	(2,458)
- Common shares		**(14,307)**	(13,965)
Warrants purchased under normal course issuer bid	(Note 9)	**(698)**	-
Issuance costs on common shares		**(105)**	-
Issuance costs on preferred units		**-**	(4,626)
Balance at end of period		**566,989**	474,353
Accumulated Other Comprehensive Income (Loss)			
Balance at beginning of period		**19,119**	(5,203)
Other comprehensive income		**(13,600)**	15,731
Balance at end of period		**5,519**	10,528
Total retained earnings and accumulated other comprehensive income		**572,508**	484,881
Preferred Shares	(Note 9)		
Balance at beginning of period		**209,750**	-
Issued during the period		**-**	209,750
Balance at end of period		**209,750**	209,750
Common Shares	(Note 9)		
Balance at beginning of period		**226,480**	221,914
Issued on acquisition	(Note 16)	**42,582**	-
Issued on exercise of options		**2,289**	393
Issued under dividend reinvestment plan		**1,563**	-
Transferred from contributed surplus on exercise or exchange of options		**1,199**	755
Issued on exercise of warrants		**110**	-
Balance at end of period		**274,223**	223,062
Contributed Surplus			
Balance at beginning of period		**19,366**	14,234
Amortization of fair value of options		**2,463**	4,581
Transferred to common shares on exercise or exchange of options		**(1,199)**	(755)
Balance at end of period		**20,630**	18,060
Total Shareholders' Equity		**$ 1,077,111**	$ 935,753

Consolidated Statements of Comprehensive Income

(unaudited) ($ thousands)	For the three months ended April 30 2010	 April 30 2009	For the six months ended April 30 2010	 April 30 2009
Net Income	**$ 37,884**	$ 21,580	**$ 77,919**	$ 47,199
Other Comprehensive Income (Loss), net of tax				
Available-for-sale securities:				
Gains (losses) from change in fair value(1)	**(13,251)**	21,528	**(4,617)**	30,549
Reclassification to other income(2)	**(2,505)**	(4,630)	**(7,414)**	(10,380)
	(15,756)	16,898	**(12,031)**	20,169
Derivatives designated as cash flow hedges:				
Gains (losses) from change in fair value(3)	**10**	2,532	**17**	5,968
Reclassification to net interest income(4)	**(518)**	(3,485)	**(1,586)**	(4,996)
Reclassification to other liabilities for derivatives terminated prior to maturity(5)	**-**	(5,410)	**-**	(5,410)
	(508)	(6,363)	**(1,569)**	(4,438)
	(16,264)	10,535	**(13,600)**	15,731
Comprehensive Income for the Period	**$ 21,520**	$ 32,115	**$ 64,319**	$ 62,930

(1) Net of income tax benefit of $5,679 and $1,965 for the three and six months ended April 30, 2010, respectively (2009 - tax expense of $9,027 and $12,780).
(2) Net of income tax benefit of $1,074 and $3,155 for the three and six months ended April 30, 2010, respectively (2009 - $1,950 and $4,343).
(3) Net of income tax expense of $4 and $7 for the three and six months ended April 30, 2010, respectively (2009 - $948 and $2,497).
(4) Net of income tax benefit of $207 and $664 for the three and six months ended April 30, 2010, respectively (2009 - $1,409 and $2,090).
(5) Net of income tax benefit of nil for the three and six months ended April 30, 2010 (2009 - $2,264 and $2,264).

The accompanying notes are an integral part of the interim consolidated financial statements.

Consolidated Statements of Cash Flow

(unaudited) ($ thousands)		For the three months ended April 30 2010	For the three months ended April 30 2009	For the six months ended April 30 2010	For the six months ended April 30 2009
Cash Flows from Operating Activities					
Net income		**$ 37,884**	$ 21,580	**$ 77,919**	$ 47,199
Adjustments to determine net cash flows:					
Provision for credit losses		**5,487**	3,369	**9,200**	6,738
Depreciation and amortization		**3,823**	2,159	**6,202**	4,285
Amortization of fair value of employee stock options		**1,257**	3,020	**2,463**	4,581
Future income taxes, net		**1,992**	(2,687)	**2,032**	(4,312)
Gain on sale of securities, net		**(4,072)**	(6,580)	**(10,569)**	(14,723)
Accrued interest receivable and payable, net		**420**	3,261	**(12,305)**	15,061
Current income taxes payable, net		**70**	1,931	**(14,004)**	(2,047)
Other items, net		**47,413**	15,090	**54,637**	7,528
		94,274	41,143	**115,575**	64,310
Cash Flows from Financing Activities					
Deposits, net		**181,123**	190,237	**567,806**	467,615
Common shares issued	(Note 9)	**2,855**	333	**3,962**	393
Issuance costs on share capital		**(105)**	(4,626)	**(105)**	(4,626)
Warrants purchased under normal course issuer bid	(Note 9)	**(665)**	-	**(698)**	-
Dividends		**(11,076)**	(9,442)	**(21,911)**	(16,423)
Long-term debt repaid	(Note 16)	**(270,630)**	-	**(270,630)**	-
Securities sold under repurchase agreements, net		**-**	-	**(300,242)**	-
Debentures redeemed		**-**	-	**(60,000)**	-
Preferred units issued		**-**	209,750	**-**	209,750
		(98,498)	386,252	**(81,818)**	656,709
Cash Flows from Investing Activities					
Interest bearing deposits with regulated financial institutions, net		**76,253**	(121,028)	**76,375**	(81,828)
Securities, purchased		**(648,359)**	(776,638)	**(2,029,349)**	(1,516,274)
Securities, sale proceeds		**964,332**	361,682	**2,274,063**	989,576
Securities, matured		**149,923**	24,252	**263,191**	131,578
Securities purchased under resale agreements, net		**(227,682)**	98,468	**(247,682)**	160,468
Loans, net		**(266,770)**	(51,434)	**(316,470)**	(424,187)
Land, buildings and equipment		**(3,512)**	(1,010)	**(7,574)**	(2,115)
Business acquisition	(Note 16)	**(53,060)**	-	**(53,060)**	(6,481)
		(8,875)	(465,708)	**(40,506)**	(749,263)
Change in Cash and Cash Equivalents		**(13,099)**	(38,313)	**(6,749)**	(28,244)
Cash and Cash Equivalents at Beginning of Period		**(5,490)**	9,013	**(11,840)**	(1,056)
Cash and Cash Equivalents at End of Period *		**$ (18,589)**	$ (29,300)	**$ (18,589)**	$ (29,300)
* Represented by:					
Cash and non-interest bearing deposits with financial institutions		**$ 15,343**	$ 14,739	**$ 15,343**	$ 14,739
Cheques and other items in transit (included in Cash Resources)		**633**	-	**633**	-
Cheques and other items in transit (included in Other Liabilities)		**(34,565)**	(44,039)	**(34,565)**	(44,039)
Cash and Cash Equivalents at End of Period		**$ (18,589)**	$ (29,300)	**$ (18,589)**	$ (29,300)
Supplemental Disclosure of Cash Flow Information					
Amount of interest paid in the period		**$ 60,027**	$ 62,745	**$ 138,394**	$ 132,961
Amount of income taxes paid in the period		**12,877**	9,464	**40,948**	24,968

The accompanying notes are an integral part of the interim consolidated financial statements.

(unaudited)
($ thousands, except per share amounts)

1. Summary of Significant Accounting Policies

Basis of Presentation

These unaudited interim consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles (GAAP), including the accounting requirements of the Office of the Superintendent of Financial Institutions Canada (OSFI), using the same accounting policies as the audited consolidated financial statements for the year ended October 31, 2009. Under Canadian GAAP, additional disclosures are required in annual financial statements and accordingly, these unaudited interim consolidated financial statements should be read in conjunction with the audited consolidated financial statements for the year ended October 31, 2009 as set out on pages 66 to 100 of the Bank's 2009 Annual Report.

2. Insurance Revenues, Net

Insurance revenues, net, as reported in other income on the consolidated statement of income is presented net of net claims and adjustment expenses and policy acquisition costs.

	For the three months ended			For the six months ended	
	April 30 2010	January 31 2010	April 30 2009	**April 30 2010**	April 30 2009
Net earned premiums	**$ 26,627**	$ 27,331	$ 24,880	**$ 53,958**	$ 50,095
Commissions and processing fees	**546**	618	760	**1,164**	1,414
Net claims and adjustment expenses	**(15,784)**	(16,990)	(16,126)	**(32,774)**	(34,777)
Policy acquisition costs	**(5,868)**	(5,289)	(5,316)	**(11,157)**	(10,422)
Total, net	**$ 5,521**	$ 5,670	$ 4,198	**$ 11,191**	$ 6,310

3. Securities

Net unrealized gains (losses) reflected on the balance sheet follow:

	As at April 30 2010	As at January 31 2010	As at October 31 2009
Interest bearing deposits with regulated financial institutions	**$ 3,018**	$ 6,689	$ 7,390
Securities issued or guaranteed by			
Canada	**(2,662)**	901	1,594
A province or municipality	**506**	1,250	2,547
Other debt securities	**2,913**	7,231	6,898
Equity securities			
Preferred shares	**(835)**	13,009	5,810
Common shares	**4,706**	647	558
Unrealized gain, net	**$ 7,646**	$ 29,727	$ 24,797

The securities portfolio is primarily comprised of high quality debt instruments, preferred shares and common shares that are not held for trading purposes and, where applicable, are typically held until maturity. Fluctuations in value are generally attributed to changes in market credit spreads, interest rates and shifts in the interest rate curve. Unrealized losses are considered to be other than permanent in nature.

4. Loans

The composition of the Bank's loan portfolio by geographic region and industry sector follow:

($ millions)	British Columbia	Alberta	Saskatchewan	Manitoba	Other	Total	April 30 2010 Composition Percentage	January 31 2010 Composition Percentage	October 31 2009 Composition Percentage
Loans to Individuals									
Residential mortgages[2]	$ 985	$ 987	$ 121	$ 84	$ 116	$ 2,293	23 %	25 %	25 %
Other loans	68	102	14	4	1	189	2	2	2
	1,053	1,089	135	88	117	2,482	25	27	27
Loans to Businesses									
Commercial	808	1,321	95	86	303	2,613	26	28	27
Construction and real estate[3]	1,229	1,488	221	72	180	3,190	32	32	31
Equipment financing	332	696	98	52	317	1,495	15	12	13
Energy	-	163	-	-	-	163	2	1	2
	2,369	3,668	414	210	800	7,461	75	73	73
Total Loans[1]	$ 3,422	$ 4,757	$ 549	$ 298	$ 917	$ 9,943	100 %	100 %	100 %
Composition Percentage									
April 30, 2010	34 %	48 %	6 %	3 %	9%	100 %			
January 31, 2010	35 %	50 %	5 %	3 %	7%	100 %			
October 31, 2009	35 %	50 %	5 %	3 %	7%	100 %			

[1] This table does not include an allocation for credit losses or deferred revenue and premiums.
[2] Includes single- and multi-unit residential mortgages and project (interim) mortgages on residential property.
[3] Includes commercial term mortgages and project (interim) mortgages for non-residential property.

5. Securitization

As a result of the acquisition of National Leasing Group Inc. (National Leasing) on February 1, 2010 (see Note 16), the Bank participates in securitization activities. Securitization consists of the transfer of equipment financing loans to an independent trust, which buys the loans and issues securities to investors. The Bank's securitizations are accounted for as a sale as the Bank surrenders control of the transferred assets and receives consideration other than a beneficial interest in the transferred assets.

When the Bank has an entitlement to participate in future cash flows, the retained interests, net of estimated servicing costs, are classified by the Bank as available-for-sale and are included in other assets. When the Bank has received the full proceeds in cash, a reserve for estimated credit and prepayment losses and a reserve for future servicing costs, are included in other liabilities. The retained interests represent the maximum exposure to losses on the securitized assets. On a quarterly basis, the carrying value of the retained interests in securitized assets is reviewed for impairment on their fair value. Fair value is subject to credit, prepayment and interest rate risks.

Gains on the sale of loans and servicing revenues are reported in other income – securitization revenue. In determining the gain, the carrying amount of the loans sold is allocated between the assets sold and the retained interests based on their relative fair value at the date of transfer. The Bank estimates fair value based on the present value of future expected cash flows using management's best estimates of the key assumptions - credit losses, prepayment speeds and discount rates commensurate with the risks involved. There was no sales activity related to securitization during the period.

The loans are sold on a fully serviced basis. Accordingly, upon each securitization a servicing liability is recorded to recognize the potential reduction in cash flows receivable as if an amount was paid by the securitizor to a replacement servicer. The estimated fees that would otherwise be payable to a replacement servicer form the basis of determination of the fair value of the servicing liability that is charged against the gain at the time of recognition of the sale of securitized assets.

Cash flows received from securitization activities were as follows:

	For the three and six months ended April 30 2010
Proceeds from new securitizations	$ -
Cash flow received from retained interests	4,418
Losses reimbursed to securitizor	(1,129)
	$ 3,289

The following table presents information about off-balance sheet gross impaired loans and net write-offs for securitized assets as at April 30, 2010 and are not included in Note 6 - Allowance for Credit Losses and Note 7 – Impaired and Past Due Loans:

	Gross Loans	Gross Impaired Loans	Write-offs, Net of Recoveries[1]
Type of Loan			
Equipment financing securitization	$ 276,244	$ 1,597	$ 848

[1] For the three and six months ended April 30, 2010.

As at April 30, 2010, key economic assumptions and the sensitivity of the current fair value (FV) of residual cash flows to immediate 10 percent and 20 percent adverse changes in those assumptions are as follows:

	Key Economic Assumptions	Impact on FV of 10% Adverse Change	Impact on FV of 20% Adverse Change
Fair value of retained interests	$ 10,138		
Cash flow received from retained interests	4,418	$ 442	$ 884
Annual prepayment rate	7.5 %	393	785
Expected credit losses	3.27 %	698	1,396
Residual cash flows discount rate	4.00 %	54	107

These sensitivities are hypothetical and should be used with caution. Changes in fair value based on a 10 or 20 percent variation in assumptions generally cannot be extrapolated because the relationship of the change in assumption to the change in fair value may not be linear. Also, in the above table, the effect of a variation in a particular assumption on the fair value of the retained interests is calculated without changing any other assumption. In reality, changes in one factor may result in changes in another, which might magnify or counteract the sensitivities.

6. Allowance for Credit Losses

The following table shows the changes in the allowance for credit losses:

		For the three months ended April 30, 2010			For the three months ended January 31, 2010		
		Specific Allowance	General Allowance for Credit Losses	Total	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period		$ 13,531	$ 59,039	$ 72,570	$ 14,306	$ 61,153	$ 75,459
Allowance acquired	(Note 16)	2,596	4,172	6,768	-	-	-
Provision for credit losses		10,693	(5,206)	5,487	5,827	(2,114)	3,713
Write-offs		(8,530)	-	(8,530)	(6,605)	-	(6,605)
Recoveries		91	-	91	3	-	3
Balance at end of period		$ 18,381	$ 58,005	$ 76,386	$ 13,531	$ 59,039	$ 72,570

	For the three months ended April 30, 2009		
	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period	$ 13,554	$ 60,922	$ 74,476
Provision for credit losses	3,276	93	3,369
Write-offs	(2,759)	-	(2,759)
Recoveries	13	-	13
Balance at end of period	$ 14,084	$ 61,015	$ 75,099

		For the six months ended April 30, 2010			For the six months ended April 30, 2009		
		Specific Allowance	General Allowance for Credit Losses	Total	Specific Allowance	General Allowance for Credit Losses	Total
Balance at beginning of period		$ 14,306	$ 61,153	$ 75,459	$ 15,011	$ 60,527	$ 75,538
Allowance acquired	(Note 16)	2,596	4,172	6,768	-	-	-
Provision for credit losses		16,520	(7,320)	9,200	6,250	488	6,738
Write-offs		(15,135)	-	(15,135)	(7,223)	-	(7,223)
Recoveries		94	-	94	46	-	46
Balance at end of period		$ 18,381	$ 58,005	$ 76,386	$ 14,084	$ 61,015	$ 75,099

7. Impaired and Past Due Loans

Outstanding gross loans and impaired loans, net of allowances for credit losses, by loan type, are as follows:

	As at April 30, 2010				As at January 31, 2010			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,618,061	$ 19,746	$ 1,722	$ 18,024	$ 1,533,375	$ 19,128	$ 1,115	$ 18,013
Real estate[1]	4,077,489	101,228	5,884	95,344	3,944,058	79,143	3,220	75,923
Equipment financing	1,629,344	21,322	4,897	16,425	1,284,931	18,233	2,954	15,279
Commercial	2,618,161	24,933	5,878	19,055	2,592,386	29,898	6,242	23,656
Total [2]	$ 9,943,055	$ 167,229	$ 18,381	148,848	$ 9,354,750	$ 146,402	$ 13,531	132,871
General allowance[3]				(58,005)				(59,039)
Net impaired loans after general allowance				$ 90,843				$ 73,832

	As at October 31, 2009			
	Gross Amount	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Consumer and personal	$ 1,452,682	$ 14,805	$ 1,207	$ 13,598
Real estate[1]	3,909,991	76,643	5,611	71,032
Equipment financing	1,412,344	26,408	6,196	20,212
Commercial	2,536,635	20,088	1,292	18,796
Total [2]	$ 9,311,652	$ 137,944	$ 14,306	123,638
General allowance[3]				(61,153)
Net impaired loans after general allowance				$ 62,485

[1] Multi-family residential mortgages are included in real estate loans.
[2] Gross impaired loans includes foreclosed assets with a carrying value of $695 (January 31, 2010 - $nil and October 31, 2009 - $nil) which are held for sale.
[3] The general allowance for credit risk is not allocated by loan type.

7. Impaired and Past Due Loans – continued

Outstanding impaired loans, net of allowance for credit losses, by provincial location of security, are as follows:

	As at April 30, 2010			As at January 31, 2010		
	Gross Impaired Amount	**Specific Allowance**	**Net Impaired Loans**	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	**$ 111,487**	**$ 12,943**	**$ 98,544**	$ 80,478	$ 4,854	$ 75,624
British Columbia	**32,260**	**2,379**	**29,881**	33,623	2,058	31,565
Saskatchewan	**2,002**	**933**	**1,069**	1,570	645	925
Manitoba	**749**	**210**	**539**	684	29	655
Other[1]	**20,731**	**1,916**	**18,815**	30,047	5,945	24,102
Total	**$ 167,229**	**$ 18,381**	**148,848**	$ 146,402	$ 13,531	132,871
General allowance[2]			**(58,005)**			(59,039)
Net impaired loans after general allowance			**$ 90,843**			$ 73,832

	As at October 31, 2009		
	Gross Impaired Amount	Specific Allowance	Net Impaired Loans
Alberta	$ 74,847	$ 7,651	$ 67,196
British Columbia	37,655	5,000	32,655
Saskatchewan	1,632	609	1,023
Manitoba	337	23	314
Other[1]	23,473	1,023	22,450
Total	$ 137,944	$ 14,306	123,638
General allowance[2]			(61,153)
Net impaired loans after general allowance			$ 62,485

[1] Included in Other is a corporate loan with security that is not identifiable to a specific province.
[2] The general allowance for credit risk is not allocated by province.

During the three and six months ended April 30, 2010, interest recognized as income on impaired loans totaled $950 and $1,604, respectively (2009 - $726 and $932).

Gross impaired loans exclude certain past due loans where payment of interest or principal is contractually in arrears, which are not classified as impaired. Details of such past due loans that have not been included in the gross impaired amount are as follows:

	As at April 30, 2010				
	1 - 30 days	**31 - 60 days**	**61 - 90 days**	**More than 90 days**	**Total**
Residential mortgages	**$ 8,173**	**$ 3,003**	**$ 346**	**$ 456**	**$ 11,978**
Other loans	**35,379**	**2,087**	**138**	**-**	**37,604**
	$ 43,552	**$ 5,090**	**$ 484**	**$ 456**	**$ 49,582**
Total as at January 31, 2010	$ 30,128	$ 20,367	$ 3,313	$ 1,165	$ 54,973
Total as at October 31, 2009	$ 27,533	$ 29,272	$ 4,694	$ -	$ 61,499

8. Derivative Financial Instruments

For the three and six months ended April 30, 2010, a net unrealized after tax gain of $10 and $17 respectively (2009 - $2,532 and $5,968) was recorded in other comprehensive income for changes in fair value of the effective portion of derivatives designated as cash flow hedges, and $nil (2009 - $nil) was recorded in other income for changes in fair value of the ineffective portion of derivatives classified as cash flow hedges. Amounts accumulated in other comprehensive income are reclassified to net income in the same period that interest on certain floating rate loans (i.e. the hedged items) affect income. For the three and six months ended April 30, 2010, a net gain after tax of $518 and $1,586 respectively (2009 - $3,485 and $4,996) was reclassified to net income. A net gain of $31 (2009 - $4,155) after tax recorded in accumulated other comprehensive income as at April 30, 2010 is expected to be reclassified to net income in the next twelve months and will offset variable cash flows from floating rate loans.

The Bank designates certain derivative financial instruments as either a hedge of the fair value of recognized assets or liabilities or firm commitments (fair value hedges), or a hedge of highly probable future cash flows attributable to a recognized asset or liability or a forecasted transaction (cash flow hedges). On an ongoing basis, the Bank assesses whether the derivatives that are used in hedging transactions are effective in offsetting changes in fair values or cash flows of the hedged items. If a hedging transaction becomes ineffective or if the derivative is not designated as a cash flow hedge, any subsequent change in the fair value of the hedging instrument is recognized in earnings. Prior to February 1, 2010, all interest rate swaps were designated as cash flow hedges. Subsequent to February 1, 2010 with the acquisition of National Leasing (see Note 16), the Bank also has interest rate swaps not designated as hedges.

8. Derivative Financial Instruments – continued

The following table shows the notional value outstanding for derivative financial instruments and the related fair value:

	As at April 30, 2010			As at January 31, 2010		
	Notional Amount	**Positive Fair Value**	**Negative Fair Value**	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges[1]	**$ 25,000**	**$ 39**	**$ -**	$ 145,000	$ 748	$ -
Interest rate swaps not designated as hedges[2]	**60,910**	**-**	**687**	-	-	-
Equity contracts[3]	**500**	**3**	**-**	2,000	-	12
Foreign exchange contracts[4]	**49,004**	**189**	**54**	5,463	52	52
Embedded derivatives in equity-linked deposits[3]	**n/a**	**-**	**4**	n/a	2	-
Other forecasted transactions	**-**	**-**	**-**	-	-	-
Derivative related amounts		**$ 231**	**$ 745**		$ 802	$ 64

	As at October 31, 2009		
	Notional Amount	Positive Fair Value	Negative Fair Value
Interest rate swaps designated as cash flow hedges	$ 235,000	$ 2,265	$ -
Interest rate swaps not designated as hedges	-	-	-
Equity contracts	2,000	-	33
Foreign exchange contracts	2,496	44	41
Embedded derivatives in equity-linked deposits	n/a	25	-
Other forecasted transactions	-	-	-
Derivative related amounts		$ 2,334	$ 74

[1] Interest rate swaps designated as cash flow hedges outstanding at April 30, 2010 mature between May and June 2010.
[2] Interest rate swaps not designated as hedges outstanding at April 30, 2010 mature between August 2010 and April 2014.
[3] Equity contract and equity-linked deposits outstanding at April 30, 2010 mature March 2011.
[4] Foreign exchange contracts outstanding at April 30, 2010 mature between May 2010 and January 2011.

n/a – not applicable.

There were no forecasted transactions that failed to occur during the three and six months ended April 30, 2010.

9. Capital Stock

Share Capital

		For the six months ended			
		April 30, 2010		April 30, 2009	
		Number of Shares	**Amount**	Number of Shares	Amount
Preferred Shares - Series 3					
Outstanding at beginning of period		**8,390,000**	**$ 209,750**	-	$ -
Issued during the period		**-**	**-**	8,390,000	209,750
Outstanding at end of period[1]		**8,390,000**	**209,750**	8,390,000	209,750
Common Shares					
Outstanding at beginning of period		**63,903,460**	**226,480**	63,457,142	221,914
Issued on acquisition	(Note 16)	**2,065,088**	**42,582**	-	-
Issued under dividend reinvestment plan[2]		**69,922**	**1,563**	-	-
Issued on exercise or exchange of options		**262,801**	**2,289**	131,378	393
Issued on exercise of warrants		**7,868**	**110**	-	-
Transferred from contributed surplus on exercise or exchange of options		**-**	**1,199**	-	755
Outstanding at end of period		**66,309,139**	**274,223**	63,588,520	223,062
Share Capital			**$ 483,973**		$ 432,812

[1] Holders of the Preferred Shares – Series 3 are entitled to receive non-cumulative quarterly fixed dividends for the initial five-year period ending April 30, 2014 of 7.25% per annum, payable quarterly, as and when declared. For further information on dividend rates after April 30, 2014, refer to Note 18 of the audited consolidated financial statements for the year ended October 31, 2009 (see page 85 of the 2009 Annual Report).
[2] During the quarter, shares were issued at a 2% discount from the average closing price of the five trading days preceding the dividend payment date.

9. Capital Stock - continued

Warrants to Purchase Common Shares

	For the six months ended	
Number of Warrants	**April 30 2010**	April 30 2009
Outstanding at beginning of period	**14,964,356**	-
Issued	**-**	14,964,980
Purchased and cancelled	**(72,928)**	-
Exercised	**(7,868)**	-
Outstanding at end of period	**14,883,560**	14,964,980

Normal Course Issuer Bid

On January 18, 2010, the Bank received approval from the Toronto Stock Exchange to institute a Normal Course Issuer Bid (NCIB) to purchase and cancel up to 748,058 of its warrants. The NCIB commenced January 20, 2010 and will expire January 19, 2011. For the three and six months ended April 30, 2010 the Bank purchased and cancelled 68,428 and 72,928 warrants at an aggregate cost of $665 and $698, respectively, which was charged to retained earnings.

10. Stock-Based Compensation

Stock Options

	For the three months ended			
	April 30, 2010		April 30, 2009	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,667,731**	**$ 18.98**	6,173,917	$ 19.41
Granted	**-**	**-**	16,500	8.58
Exercised or exchanged	**(397,800)**	**15.38**	(445,000)	10.06
Forfeited	**(26,310)**	**20.21**	(1,301,162)	27.12
Balance at end of period	**4,243,621**	**$ 19.31**	4,444,255	$ 18.05

	For the six months ended			
	April 30, 2010		April 30, 2009	
	Number of Options	**Weighted Average Exercise Price**	Number of Options	Weighted Average Exercise Price
Options				
Balance at beginning of period	**4,394,605**	**$ 18.65**	5,204,882	$ 20.83
Granted	**358,291**	**22.09**	1,006,535	11.71
Exercised or exchanged	**(453,300)**	**15.19**	(466,000)	10.06
Forfeited	**(55,975)**	**18.98**	(1,301,162)	27.12
Balance at end of period	**4,243,621**	**$ 19.31**	4,444,255	$ 18.05

The terms of the share incentive plan allow the holders of vested options a cashless settlement alternative whereby the option holder can either (a) elect to receive shares by delivering cash to the Bank in the amount of the option exercise price or (b) elect to receive the number of shares equivalent to the excess of the market value of the shares under option over the exercise price. Of the 453,300 options (2009 - 466,000) exercised or exchanged in the six months ended April 30, 2010, option holders exchanged the rights to 304,300 options (2009 - 432,000) and received 113,801 shares (2009 - 97,378) in return under the cashless settlement alternative.

For the six months ended April 30, 2010, salary expense of $2,463 (2009 - $4,581) was recognized relating to the estimated fair value of options. The fair value of options granted was estimated using a binomial option pricing model with the following variables and assumptions: (i) risk-free interest rate of 2.6% (2009 - 2.1%), (ii) expected option life of 4.0 years (2009 - 4.0 years), (iii) expected volatility of 44% (2009 - 35%), and (iv) expected dividends of 2.0% (2009 - 4.0%). The weighted average fair value of options granted was estimated at $7.16 (2009 - $1.91) per share.

10. Stock-Based Compensation - continued

Further details relating to stock options outstanding and exercisable at April 30, 2010 follow:

	Options Outstanding			Options Exercisable	
Range of Exercise Prices	Number of Options	Weighted Average Remaining Contractual Life (years)	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
$ 8.58 to $13.78	1,002,135	3.5	$ 11.79	40,400	$ 13.78
$16.38 to $17.58	950,900	2.1	16.67	510,700	16.48
$19.16 to $21.46	1,045,490	1.7	21.45	735,700	21.45
$22.09 to $26.38	1,026,316	3.1	24.40	294,200	24.95
$28.11 to $31.18	218,780	2.6	31.13	-	-
Total	4,243,621	2.6	$ 19.31	1,581,000	$ 20.30

Restricted Share Units

Under the Restricted Share Unit (RSU) plan, certain employees are eligible to receive an award in the form of RSUs. Each RSU entitles the holder to receive the cash equivalent of the market value of the Bank's common shares at the vesting date and an amount equivalent to the dividends paid on the common shares during the vesting period. RSUs vest on each anniversary of the grant in equal one-third installments over a vesting period of three years. Salary expense is recognized evenly over the vesting period, except where the employee is eligible to retire prior to the vesting date, in which case the expense is recognized between the grant date and the date the employee is eligible to retire.

For the six months ended April 30, 2010, salary expense of $1,670 was recognized related to RSUs (2009 - nil). As at April 30, 2010, the liability for the RSUs held under this plan was $5,655 (2009 - nil). At the end of each period, the liability and salary expense are adjusted to reflect changes in the market value of the Bank's common shares. As at April 30, 2010, 292,448 RSUs were outstanding (2009 – nil).

Deferred Share Units

During the quarter, the Bank adopted a plan to grant Deferred Share Units (DSUs) by linking a portion of annual director compensation to the future value of the Bank's common shares. Under this plan, directors will receive at least 50% of their annual retainer in DSUs. The DSUs are not redeemable by the director until termination or retirement and must be redeemed for cash. Common share dividend equivalents accrue to the directors in the form of additional units. As at April 30, 2010, 23,838 DSUs were outstanding (2009 – nil).

The expense related to the DSUs is recorded in the period the award is earned by the director. For the three and six months ended April 30, 2010, non-interest expense "other expenses" included $40 related to DSUs (2009 – nil). As at April 30, 2010, the liability for DSUs was $572 (2009 – nil). At the end of each period, the liability and expense are adjusted to reflect changes in the market value of the Bank's common shares.

11. Contingent Liabilities and Commitments

Significant contingent liabilities and commitments, including guarantees provided to third parties, are discussed in Note 20 of the Bank's audited consolidated financial statements for the year ended October 31, 2009 (see page 88 of the 2009 Annual Report) and include:

	As at April 30 2010	As at January 31 2010	As at October 31 2009
Guarantees and standby letters of credit			
Balance outstanding	**$ 214,144**	$ 187,786	$ 196,380
Business credit cards			
Total approved limit	**12,660**	11,025	10,496
Balance outstanding	**2,772**	2,794	2,566

In the ordinary course of business, the Bank and its subsidiaries are party to legal proceedings. Based on current knowledge, management does not expect the outcome of any of these proceedings to have a material effect on the consolidated financial position or results of operations.

12. Financial Instruments

As a financial institution, most of the Bank's balance sheet is comprised of financial instruments and the majority of net income results from gains, losses, income and expenses related to the same.

Financial instrument assets include cash resources, securities, securities purchased under resale agreements, loans and derivative financial instruments. Financial instrument liabilities include deposits, securities sold under repurchase agreements, derivative financial instruments and subordinated debentures.

The use of financial instruments exposes the Bank to credit, liquidity and market risk. A discussion of how these and other risks are managed can be found in the 2009 consolidated annual financial statements.

The value of financial assets recorded on the consolidated balance sheets at April 30, 2010 at fair value (cash, securities, securities purchased under resale agreements and derivatives) was determined using published market prices quoted in active markets for 81% (2009 – 95%) of the portfolio and estimated using a valuation technique based on observable market data for 19% (2009 – 5%) of the portfolio. The value of liabilities recorded on the consolidated balance sheet at fair value (derivatives and securities sold under repurchase agreements) was determined using a valuation technique based on observable market data. There were no financial instruments that were measured using unobservable market data.

The table below sets out the fair values of financial instruments (including certain derivatives) using the valuation methods and assumptions outlined in the 2009 consolidated annual financial statements. The table does not include assets and liabilities that are not considered financial instruments.

	April 30, 2010			October 31, 2009		
	Book Value	**Fair Value**	**Fair Value Over (Under) Book Value**	Book Value	Fair Value	Fair Value Over (Under) Book Value
Assets						
Cash resources	**$ 204,681**	**$ 204,681**	**$ -**	$ 297,104	$ 297,104	$ -
Securities	**1,374,345**	**1,374,345**	**-**	1,891,409	1,891,409	-
Securities purchased under resale agreements	**247,682**	**247,682**	**-**	-	-	-
Loans[1]	**9,912,915**	**9,899,359**	**(13,556)**	9,320,749	9,368,074	47,325
Other assets[2]	**116,859**	**116,859**	**-**	97,179	97,179	-
Derivative related	**231**	**231**	**-**	2,334	2,334	-
Liabilities						
Deposits[1]	**10,197,758**	**10,222,742**	**24,984**	9,628,949	9,739,360	110,411
Other liabilities[3]	**292,948**	**292,948**	**-**	265,295	265,295	-
Securities sold under repurchase agreements	**-**	**-**	**-**	300,242	300,242	-
Subordinated debentures	**315,000**	**314,197**	**(803)**	375,000	377,363	2,363
Derivative related	**745**	**745**	**-**	74	74	-

(1) Loans and deposits exclude deferred premiums and deferred revenue, which are not financial instruments.
(2) Other assets exclude land, buildings and equipment, goodwill and other intangible assets, reinsurers' share of unpaid claims and adjustment expenses, future income tax asset, prepaid and deferred expenses, financing costs and other items that are not financial instruments.
(3) Other liabilities exclude future income tax liability, deferred revenue, unearned insurance premiums and other items that are not financial instruments.
(4) For further information on interest rates associated with financial assets and liabilities, including derivative instruments, refer to Note 13.

13. Interest Rate Sensitivity

The Bank's exposure to interest rate risk as a result of a difference or gap between the maturity or repricing behavior of interest sensitive assets and liabilities, including derivative financial instruments, is discussed in Note 28 of the audited consolidated financial statements for the year ended October 31, 2009 (see page 93 of the 2009 Annual Report). The following table shows the gap position for selected time intervals.

Asset Liability Gap Positions

($ millions)	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Non-Interest Sensitive	Total
April 30, 2010								
Assets								
Cash resources and securities	$ 111	$ 69	$ 366	$ 546	$ 921	$ 107	$ 5	$ 1,579
Loans	4,944	584	1,043	6,571	3,486	96	(39)	10,114
Other assets	-	-	-	-	-	-	311	311
Derivative financial instruments[1]	-	80	-	80	55	-	-	135
Total	5,055	733	1,409	7,197	4,462	203	277	12,139
Liabilities and Equity								
Deposits	4,090	631	2,267	6,988	3,124	105	(32)	10,185
Other liabilities	3	6	25	34	34	8	351	427
Debentures	-	-	70	70	170	75	-	315
Shareholders' equity	-	-	-	-	-	-	1,077	1,077
Derivative financial instruments[1]	-	80	-	80	55	-	-	135
Total	$ 4,093	$ 717	$ 2,362	$ 7,172	$ 3,383	$ 188	$ 1,396	$ 12,139
Interest Rate Sensitive Gap	$ 962	$ 16	$ (953)	$ 25	$ 1,079	$ 15	$ (1,119)	$ -
Cumulative Gap	$ 962	$ 978	$ 25	$ 25	$ 1,104	$ 1,119	$ -	$ -
Cumulative Gap as a percentage of total assets	7.9 %	8.0 %	0.2 %	0.2 %	9.0 %	9.1 %	- %	- %
January 31, 2010								
Cumulative gap	$ 693	$ 591	$ 265	$ 265	$ 1,048	$ 1,052	$ -	$ -
Cumulative gap as a Percentage of total assets	5.9 %	5.0 %	2.2 %	2.2 %	8.9 %	8.9 %	- %	- %
October 31, 2009								
Cumulative gap	$ 486	$ 275	$ 208	$ 208	$ 1,052	$ 1,073	$ -	$ -
Cumulative gap as a percentage of total assets	4.1 %	2.3 %	1.8 %	1.8 %	8.9 %	9.0 %	- %	- %

(1) Derivative financial instruments are included in this table at the notional amount.
(2) Accrued interest is excluded in calculating interest sensitive assets and liabilities.
(3) Potential prepayments of fixed rate loans and early redemption of redeemable fixed term deposits have not been estimated. Redemptions of fixed term deposits where depositors have this option are not expected to be material. The majority of fixed rate loans, mortgages and leases are either closed or carry prepayment penalties.

The effective, weighted average interest rates for each class of financial assets and liabilities are shown below:

April 30, 2010	Floating Rate and Within 1 Month	1 to 3 Months	3 Months to 1 Year	Total Within 1 Year	1 Year to 5 Years	More than 5 Years	Total
Total assets	3.5 %	2.8 %	4.6 %	3.6 %	5.5 %	4.3 %	4.3 %
Total liabilities	0.6	1.7	2.9	1.4	3.2	5.8	2.0
Interest rate sensitive gap	2.9 %	1.1 %	1.7 %	2.2 %	2.3 %	(1.5)%	2.3 %
January 31, 2010							
Total assets	3.8 %	2.8 %	3.9 %	3.7 %	5.0 %	5.0 %	4.2 %
Total liabilities	0.7	1.9	2.9	1.4	3.4	5.7	2.2
Interest rate sensitive gap	3.1 %	0.9 %	1.0 %	2.3 %	1.6 %	(0.7)%	2.0 %
October 31, 2009							
Total assets	3.8 %	2.6 %	4.5 %	3.8 %	4.9 %	5.8 %	4.3 %
Total liabilities	0.7	2.4	3.1	1.4	3.6	5.8	2.3
Interest rate sensitive gap	3.1 %	0.2 %	1.4 %	2.4 %	1.3 %	- %	2.0 %

Based on the current interest rate gap position, it is estimated that a one-percentage point increase in all interest rates would increase net interest income by approximately 0.4% or $1,132 (October 31, 2009 – 2.5 % or $6,574 decrease to net interest income) and decrease other comprehensive income $12,066 (October 31, 2009 – $21,355) net of tax, respectively over the following twelve months. A one-percentage point decrease in all interest rates would increase net interest income by approximately 1.9% or $5,364 (October 31, 2009 – 3.8% or $10,241) and increase other comprehensive income $12,066 (October 31, 2009 – $21,355) net of tax.

14. Segmented Information

The Bank operates principally in two industry segments – banking and trust, and insurance. These two segments differ in products and services but are both based within Western Canada. The banking and trust segment provides comprehensive banking services, including equipment loans and leases from National Leasing, as well as trust and wealth management services for individuals, businesses and institutional clients. The insurance segment provides home and auto insurance to individuals in British Columbia and Alberta.

	Banking and Trust			Insurance		
	Three months ended			Three months ended		
	April 30 2010	January 31 2010	April 30 2009	**April 30 2010**	January 31 2010	April 30 2009
Net interest income (teb)[1]	**$ 78,436**	$ 72,619	$ 51,399	**$ 1,696**	$ 1,687	$ 1,413
Less teb adjustment	**2,448**	2,379	1,528	**214**	184	147
Net interest income per financial statements	**75,988**	70,240	49,871	**1,482**	1,503	1,266
Other income[2]	**24,951**	20,616	18,125	**5,889**	5,750	4,445
Total revenues	**100,939**	90,856	67,996	**7,371**	7,253	5,711
Provision for credit losses	**5,487**	3,713	3,369	**-**	-	-
Non-interest expenses	**47,129**	37,627	37,381	**2,831**	2,621	2,613
Provision for income taxes	**13,797**	12,750	7,785	**1,141**	1,287	923
Non-controlling interest in subsidiary	**41**	76	56	**-**	-	-
Net income	**$ 34,485**	$ 36,690	$ 19,405	**$ 3,399**	$ 3,345	$ 2,175
Total average assets ($ millions)[3]	**$ 11,688**	$ 11,317	$ 11,024	**$ 210**	$ 214	$ 192

	Total		
	Three months ended		
	April 30 2010	January 31 2010	April 30 2009
Net interest income (teb)[1]	**$ 80,132**	$ 74,306	$ 52,812
Less teb adjustment	**2,662**	2,563	1,675
Net interest income per financial statements	**77,470**	71,743	51,137
Other income	**30,840**	26,366	22,570
Total revenues	**108,310**	98,109	73,707
Provision for credit losses	**5,487**	3,713	3,369
Non-interest expenses	**49,960**	40,248	39,994
Provision for income taxes	**14,938**	14,037	8,708
Non-controlling interest in subsidiary	**41**	76	56
Net income	**$ 37,884**	$ 40,035	$ 21,580
Total average assets ($ millions)[3]	**$ 11,898**	$ 11,531	$ 11,216

	Banking and Trust		Insurance		Total	
	Six months ended		Six months ended		Six months ended	
	April 30 2010	April 30 2009	**April 30 2010**	April 30 2009	**April 30 2010**	April 30 2009
Net interest income (teb)[1]	**$ 151,055**	$ 104,500	**$ 3,383**	$ 2,908	**$ 154,438**	$ 107,408
Less teb adjustment	**4,827**	2,966	**398**	295	**5,225**	3,261
Net interest income per financial statements	**146,228**	101,534	**2,985**	2,613	**149,213**	104,147
Other income	**45,567**	38,343	**11,639**	6,578	**57,206**	44,921
Total revenues	**191,795**	139,877	**14,624**	9,191	**206,419**	149,068
Provision for credit losses	**9,200**	6,738	**-**	-	**9,200**	6,738
Non-interest expenses	**84,756**	71,291	**5,452**	5,108	**90,208**	76,399
Provision for income taxes	**26,547**	17,498	**2,428**	1,111	**28,975**	18,609
Non-controlling interest in subsidiary	**117**	123	**-**	-	**117**	123
Net income	**$ 71,175**	$ 44,227	**$ 6,744**	$ 2,972	**$ 77,919**	$ 47,199
Total average assets ($ millions)[3]	**$ 11,502**	$ 10,867	**$ 212**	$ 190	**$ 11,714**	$ 11,057

(1) Taxable Equivalent Basis (teb) – Most financial institutions analyze revenue on a taxable equivalent basis to permit uniform measurement and comparison of net interest income. Net interest income (as presented in the consolidated statement of income) includes tax-exempt income on certain securities. Since this income is not taxable, the rate of interest or dividends received is significantly lower than would apply to a loan or security of the same amount. The adjustment to taxable equivalent basis increases interest income and the provision for income taxes to what they would have been had the tax-exempt securities been taxed at the statutory rate. The taxable equivalent basis does not have a standardized meaning prescribed by generally accepted accounting principles and therefore may not be comparable to similar measures presented by other financial institutions.

(2) Other income for the insurance segment is presented net of net claims, adjustment expenses and policy acquisition expenses and includes gains on sale of securities.

(3) Assets are disclosed on an average daily balance basis as this measure is most relevant to a financial institution and is the measure reviewed by management.

15. Capital Management

Capital for Canadian financial institutions is managed and reported in accordance with a capital management framework specified by OSFI commonly called Basel II.

Capital funds are managed in accordance with policies and plans that are regularly reviewed and approved by the Board of Directors and take into account forecasted capital needs and markets. The goal is to maintain adequate regulatory capital to be considered well capitalized, protect customer deposits and provide capacity for internally generated growth and strategic opportunities that do not otherwise require accessing the public capital markets, all while providing a satisfactory return for shareholders.

Additional information about the Bank's capital management practices is provided in Note 31 to the 2009 audited financial statements beginning on page 97 of the 2009 Annual Report.

Capital Structure and Regulatory Ratios

	As at April 30 2010	As at January 31 2010	As at October 31 2009
Capital			
Tier 1	**$ 1,128,608**	$ 1,094,841	$ 1,063,287
Total	**1,434,081**	1,420,842	1,449,790
Capital ratios			
Tier 1	**11.4 %**	11.6 %	11.3 %
Total	**14.5**	15.1	15.4
Assets to capital multiple	**8.4 x**	8.2 x	8.1 x

During the three and six months ended April 30, 2010, the Bank complied with all internal and external capital requirements.

16. Business Acquisition

On February 1, 2010, the Bank acquired 100% of the outstanding common shares of National Leasing in exchange for $52,826 in cash, 2,065,088 common shares of the Bank ($42,582) and contingent consideration for a total acquisition cost of $126,512. Both the Bank and the vendors have the option to trigger the payment of the contingent consideration no earlier than November 1, 2012. A portion of the contingent consideration is not yet determinable and will be recognized as an adjustment to goodwill in the period in which the contingency is resolved.

National Leasing is a commercial equipment leasing company for small to mid-size transactions. National Leasing is headquartered in Winnipeg, Manitoba, and has over 58,000 lease agreements with a collective book value of approximately $658,000, including securitized leases which comprise approximately one half of the portfolio.

Details of the fair values of assets and liabilities acquired are as follows:

Assets and Liabilities Acquired at Fair Values	
Loans	**$ 341,621**
Intangible assets	**40,708**
Goodwill	**27,831**
Long-term debt	**(270,630)**
Future income tax liabilities	**(10,611)**
Other items, net	**(2,407)**
Net assets acquired	**$ 126,512**

Intangible assets include customer relationships, computer software, non-competition agreements, lease administration contracts and trademarks. The trademark, which has an estimated value of $1,610, is not subject to amortization. National Leasing's financial results, the goodwill and other intangible assets related to the acquisition are included in the banking and trust segment. The total amount of goodwill and intangible assets are not deductible for income tax purposes. The long-term debt was repaid immediately after the acquisition.

17. Assets Under Administration and Management

Assets under administration of $8,223,274 (October 31, 2009 - $5,467,447) and assets under management of $779,721 (October 31, 2009 - $878,095) represent the fair value of trust assets held for personal, corporate and institutional clients and leases under administration. The assets are kept separate from the Bank's own assets. Assets under administration and management are not reflected in the consolidated balance sheets and relate to the banking and trust segment.

18. Future Accounting Changes

International Financial Reporting Standards

The CICA will transition Canadian GAAP for publicly accountable entities to International Financial Reporting Standards (IFRS). The Bank's consolidated financial statements will be prepared in accordance with IFRS for the fiscal year commencing November 1, 2011 and will include comparative information for the prior year.

During 2008, the Bank commenced a four stage project to identify and evaluate the impact of the transition to IFRS on the consolidated financial statements and develop a plan to complete the transition. The project plan includes the following phases – diagnostic, design and planning, solution development, and implementation. The diagnostic and the design and planning phases are complete, and the solution development phase is expected to be completed by the end of fiscal 2010.

The impact of the transition to IFRS on the Bank's consolidated financial statements for current standards is not yet determinable. CWB continues to monitor the International Accounting Standards Board's proposed changes to standards during Canada's transition to IFRS. These proposed changes may have a significant impact on the Bank's implementation plan and future financial statements.

Head Office
Canadian Western Bank & Trust
Suite 3000, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3X6
Telephone: (780) 423-8888
Fax: (780) 423-8897
Website: www.cwbankgroup.com

Subsidiary Offices
Canadian Western Trust Company
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Toll-free: 1-800-663-1124
Fax: (604) 669-6069
Website: www.cwt.ca

Canadian Direct Insurance Incorporated
Suite 600, 750 Cambie Street
Vancouver, BC V6B 0A2
Telephone: (604) 699-3678
Fax: (604) 699-3851
Website: www.canadiandirect.com

Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Toll-free: 1-866-313-1872
Fax: (403) 233-2857
Website: www.valianttrust.com

Adroit Investment Management Ltd.
Suite 1250, Canadian Western Bank Place
10303 Jasper Avenue
Edmonton, AB T5J 3N6
Telephone: (780) 429-3500
Fax: (780) 429-9680
Website: www.adroitinvestments.ca

National Leasing Group Inc.
1525 Buffalo Place
Winnipeg, MB R3T 1L9
Toll-free: 1-800-665-1326
Toll-free fax: 1-866-408-0729
Website: www.nationalleasing.com

Stock Exchange Listings
The Toronto Stock Exchange
Common Shares: CWB
Series 3 Preferred Shares: CWB.PR.A
Common Share Purchase Warrants: CWB.WT

Transfer Agent and Registrar
Valiant Trust Company
Suite 310, 606 - 4th Street S.W.
Calgary, AB T2P 1T1
Telephone: (403) 233-2801
Fax: (403) 233-2857
Website: www.valianttrust.com
E-mail: inquiries@valianttrust.com

Eligible Dividends Designation
CWB designates all dividends for both common and preferred shares paid to Canadian residents as "eligible dividends", as defined in the *Income Tax Act* (Canada), unless otherwise noted.

Dividend Reinvestment Plan
CWB's dividend reinvestment plan allows common and preferred shareholders to purchase additional common shares by reinvesting their cash dividend without incurring brokerage and commission fees. For information about participation in the plan, please contact the Transfer Agent and Registrar or visit www.cwbankgroup.com.

Investor Relations
For further financial information contact:
Kirby Hill, CFA
Director, Investor & Public Relations
Canadian Western Bank
Telephone: (780) 441-3770
Toll-free: 1-800-836-1886
Fax: (780) 969-8326
E-mail: InvestorRelations@cwbank.com

Online Investor Information
Additional investor information including supplemental financial information and corporate presentations are Available on CWB's website at www.cwbankgroup.com.

Quarterly Conference Call and Webcast
CWB's quarterly conference call and live audio webcast will take place on June 3, 2010 at 3:00 p.m. ET.
The webcast will be archived on the Bank's website at www.cwbankgroup.com for sixty days. A replay of the conference call will be available until June 17, 2010 by dialing (416) 849-0833 or toll-free (800) 642-1687 and entering passcode 71761482.